Exhibit 99.3

Management’s Discussion and Analysis

For the years ended September 30, 2022 and 2021

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

November 9, 2022

BASIS OF PRESENTATION

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is a responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Inc. is referred to as “CGI”, “we”, “us”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2022 and 2021. CGI’s accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All dollar amounts are in Canadian dollars unless otherwise noted.

MATERIALITY OF DISCLOSURES

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues and inflation) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, interest rate fluctuations and the discontinuation of major interest rate benchmarks and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this MD&A and in other documents that we make public, including our filings with the Canadian Securities

© 2022 CGI Inc.	Page 1

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). For a discussion of risks in response to the coronavirus (COVID-19) pandemic, see Pandemic risks in section 10.1.1. of the present document. Unless otherwise stated, the forward-looking information and statements contained in this MD&A are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this MD&A, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in section 10 - Risk Environment, which is incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

KEY PERFORMANCE MEASURES

The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of GAAP, non-GAAP and supplementary financial measures and ratios to assess the Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The table below summarizes our most relevant key performance measures :

Profitability

Revenue prior to foreign currency impact (non-GAAP) – is a measure of revenue before foreign currency translation impacts. This is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful to investors for the same reason. A reconciliation of the revenue prior to foreign currency impact to its closest IFRS measure can be found in section 3.4. and 5.4. of the present document.

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding acquisition-related and integration costs, net finance costs and income tax expense. Management believes this measure is useful to investors as it best reflects the performance of the Company’s activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7. and 5.6. of the present document.

Adjusted EBIT margin (non-GAAP) – is obtained by dividing our adjusted EBIT by our revenue. Management believes this measure is useful to investors as it best reflects the performance of its activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7. of the present document.

Net earnings – is a measure of earnings generated for shareholders.
Net earnings margin – is obtained by dividing our net earnings by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period to period.

Diluted earnings per share (diluted EPS) – is a measure of net earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised. Please refer to note 21 of our audited consolidated financial statements for additional information on earnings per share.

Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding acquisition-related and integration costs. Management believes this measure is useful to investors as it best reflects the Company’s performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. and 5.6.1. of the present document.

Net earnings margin excluding specific items (non-GAAP) – is obtained by dividing our net earnings excluding acquisition-related and integration costs by our revenues. Management believes this measure is useful to investors as it best reflects the Company’s performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. and 5.6.1 of the present document.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

Diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s performance on a per share basis and allows for better comparability from period to period. The diluted earnings per share reported in accordance with IFRS can be found in section 3.8. and 5.6. of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3. and 5.6.1. of the present document.

Effective tax rate excluding specific items (non-GAAP) - is obtained by dividing income tax expense, excluding tax deductions on acquisition-related and integration costs, by earnings before income taxes excluding specific items. Management believes that this measure allows for better comparability from period to period. A reconciliation of the effective tax rate excluding specific items to its closest IFRS measure can be found in section 3.8.3. and 5.6.1. of the present document.

Liquidity

Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. Management believes strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company’s strategy.

Days sales outstanding (DSO) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by our most recent quarter’s revenue over 90 days. Management tracks this metric closely to ensure timely collection and healthy liquidity. Management believes this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

Growth

Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency translation impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful to investors for the same reason.

Backlog – includes new contract wins, extensions and renewals (bookings), backlog acquired through business acquisitions and adjusted for the backlog consumed during the period as a result of client work performed, cancellation and the impact of foreign currencies to our existing contracts. Bookings and backlog incorporate estimates from management that are subject to change. Management tracks this measure as it is a key indicator of our best estimate of contracted revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

Book-to-bill ratio – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and management believes that this measure is useful to investors for the same reason. Management’s objective is to maintain a target ratio greater than 100% over a trailing twelve-month period. Management believes that monitoring the Company’s bookings over a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	Net debt (non-GAAP) – is obtained by subtracting from our debt and lease liabilities, our cash and cash equivalents, short-term investments, long-term investments and adjusting for fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company’s financial leverage and believes that this metric is useful to investors as it provides insight into its financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5. of the present document.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder’s equity and net debt. Management uses the net debt to capitalization ratio to monitor the proportion of debt versus capital used to finance the Company’s operations and to assess its financial strength. Management believes that this metric is useful to investors for the same reasons.

Return on equity (ROE) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of net earnings for the last twelve months over the last four quarters’ average shareholder’s equity. Management looks at ROE to measure its efficiency at generating net earnings for the Company’s shareholders and how well the Company uses the invested funds to generate net earnings growth and believes that this measure is useful to investors for the same reasons.

Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last twelve months, over the last four quarters’ average invested capital, which is defined as the sum of shareholder’s’ equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns and believes that this measure is useful to investors for the same reason.

REPORTING SEGMENTS

Effective April 1, 2022, the Company realigned its management structure, resulting in a reorganization and the creation of two new operating segments, namely Scandinavia and Central Europe (Germany, Sweden and Norway) and Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic) collectively formerly known as Scandinavia and Central and Eastern Europe in the prior fiscal year, and, less significantly, the transfer of our Belgium operations from Western and Southern Europe operating segment to the Northwest and Central-East Europe operating segment. As a result, the Company is managed through the following nine operating segments: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe; United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The Company has restated the segmented information for the comparative periods to conform to the new segmented information structure. Please refer to sections 3.4, 3.6, 5.4 and 5.5 of the present document and to note 28 of our audited consolidated financial statements for additional information on our segments.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

MD&A OBJECTIVES AND CONTENTS

In this document, we:

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance may be indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

Section	Contents		Pages

5. Fourth Quarter Results	5.1.	Bookings and Book-to-Bill Ratio	34
	5.2.	Foreign Exchange	35

	5.3.	Revenue Distribution	36

	5.4.	Revenue by Segment	37

	5.5.	Adjusted EBIT by Segment	40

	5.6.	Net Earnings and Earnings Per Share	42

	5.7.	Consolidated Statements of Cash Flows	44

6. Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.		46

7. Changes in Accounting Policies	A summary of the accounting standard changes including those proposed.		48

8. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.		50

9. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.		53

10. Risk Environment	10.1.	Risks and Uncertainties	55
	10.2.	Legal Proceedings	69

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montréal, Canada, CGI is a leading IT and business consulting services firm with approximately 90,000 consultants and professionals worldwide, whom are called members as they are also owners through our Share Purchase Plan. We use the power of technology to help clients accelerate their holistic digital transformation.

CGI has a people-centered culture, operating where our clients live and work to build trusted relationships and to advance our shared communities. Our consultants are committed to providing actionable insights that help clients achieve business outcomes. They leverage global delivery centers that deliver scale, innovation and delivery excellence for every engagement.

End-to-end services and solutions

CGI delivers end-to-end services that help clients achieve the digital transformation of their value chains. Together, our end-to-end services and solutions help clients design, implement, run and operate the technology critical to achieving their business strategies. Our portfolio encompasses:

i.

Business and strategic IT consulting and systems integration services: CGI helps clients create a path for future growth and sustainable value through business and strategic IT consulting services such as business strategy, business and operating model design, human-centered experience, customer value and operational excellence, organizational change management, sustainability and digital transformation. In the area of systems integration, we help clients accelerate the enterprise modernization of their legacy systems and adopt new technologies to drive innovation and deliver real-time and insight-driven customer and citizen services.

ii.

Managed IT and business process services: Working as an extension of our clients’ organizations, we take on full or partial responsibility for managing their IT functions, freeing them up to focus on their strategic business direction. Our services enable clients to reinvest, alongside CGI, in the successful execution of their digital transformation roadmaps. We help them increase agility, scalability and resilience; deliver operational efficiencies, innovations and reduced costs; and embed security and data privacy controls. Typical services include: application development, modernization and maintenance; holistic enterprise digitization, automation, hybrid and cloud management; and business process services.

iii.

Intellectual property (IP): CGI’s portfolio of IP solutions are highly configurable “business platforms as a service” that are embedded within our end-to-end service offerings and utilize integrated security, data privacy practices and provider-neutral cloud approaches. We invest in, and deliver, market-leading IP to drive business outcomes within each of our target industries. We also collaborate with clients to build and evolve IP-based solutions while enabling a higher degree of flexibility and customization for their unique modernization and digitization needs.

Deep industry and technology expertise

CGI has long-standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but also an expert in their respective industries. This combination of business knowledge and digital technology expertise allows us to help our clients navigate complex challenges and focus on value creation. In the process, we evolve the services and solutions we deliver within our targeted industries and provide thought leadership, blueprints, frameworks and technical accelerators that help client evolve their ecosystems.

Our targeted industries include financial services (including banking and insurance), government (including space), manufacturing, retail and distribution (including consumer services, transportation and logistics), communications and utilities (including energy and media), and health (including life sciences). To help orchestrate our global posture across these industries, our leaders regularly participate in cabinet meetings and councils to advance the strategies, services and solutions we deliver to our clients.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

Helping clients leverage technology to its fullest

Macro trends such as supply chain reconfiguration, climate change and energy transition, and demographic shifts including aging populations and talent shortages require new business models and ways of working. At the same time, technology is reshaping our future and creating new opportunities.

Accelerating digitization provides the inclusive, economically vibrant, and sustainable future our clients’ customers and citizens demand. Leveraging technology to its fullest helps clients to lead within their industries. Our end-to-end digital services, industry and technology expertise, and operational excellence combine to help clients advance their holistic digital transformation.

Through our proprietary Voice of Our Clients research, we analyzed the characteristics of leading digital organizations and found three common attributes:

•	They have highly agile business models and are better at operating as aligned teams between business and IT.

•	They have been faster in modernizing the entire IT environment—including through automation—while assuring security and data privacy.

•	They are addressing business transformation holistically, including culture change, ecosystem touchpoints, and the integration of sustainability objectives.

Digital leaders across industries seek new ways to evolve their strategy and operational models and use technology and information to improve how they operate, deliver products and services, and create value.

CGI helps clients adopt leading digital attributes and design, manage, protect and evolve their digital value chains to accelerate business outcomes.

Quality processes

Our clients expect consistent service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model—CGI’s Management Foundation.

Our Management Foundation provides a common business language, frameworks and practices for managing operations consistently across the globe, driving continuous improvement. We also invest in rigorous quality and service delivery standards including the International Organization for Standardization (ISO) and Capability Maturity Model Integration (CMMI) certification programs, as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.

1.2. VISION AND STRATEGY

CGI is unique compared to most companies, as our vision is based on a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class end-to-end IT and business consulting services leader helping our clients succeed.”

In pursuing our dream and vision, CGI has been highly disciplined throughout its history in executing a Build and Buy profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):

Pillar 1: Win, renew and extend contracts

Pillar 2: New large managed IT and business process services contracts

These first two pillars relate to driving profitable organic growth through the pursuit of contracts with new and existing clients in our targeted industries. As such, CGI engages with new and existing clients on four levers in our portfolio of end-to-end services and solutions: Business and Strategic IT Consulting, Systems Integration, Managed Services and IP-based

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

services. Successes in these pillars reflect the strength of our end-to-end portfolio of capabilities, the depth of expertise of our consultants in business and IT, client satisfaction in our delivery excellence, and the appreciation of the proximity model by our clients, both existing and potential.

Pillar 3: Metro market acquisitions

Pillar 4: Large, transformational acquisitions

The third and fourth pillars focus on growth through accretive acquisitions. The third pillar for metro market acquisitions complements the proximity model, and helps to provide a fuller range of end-to-end services. The fourth pillar for large transformational acquisitions helps to further expand our geographic footprint and reach the critical mass required to compete for large managed IT and business process services contracts and broaden our client relationships. Both the third and fourth pillars are supported by three levers. First, our range of end-to-end services which allows us to consider a broad range of acquisitions. A second lever is CGI’s industry sector mix, which helps us mirror the IT spend of each metro market over time. A final lever across pillars three and four focuses on IP-based services firms which offer consulting services and managed services that leverage their solutions.

CGI will continue to be a consolidator in the IT and business consulting services industry by being active across these four pillars.

Executing our strategy

CGI’s strategy is executed through a business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

• Local relationships and accountability: We live and work near our clients to provide a high level of responsiveness, partnership, and innovation. Our local CGI members speak our clients’ language, understand their business and industries, and collaborate to meet their goals and advance their business.

• Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs. In addition, clients benefit from our unique combination of industry domain and technology expertise within our global delivery model.

• Committed experts: One of our key strategic goals is to be our clients’ partner and expert of choice. To achieve this, we invest in developing and recruiting professionals with extensive industry, business and in-demand technology expertise. In addition, a majority of CGI consultants and professionals are also owners through our Share Purchase Plan, which, combined with the Profit Participation Plan, provide an added level of commitment to the success of our clients.

• Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery. With regular reviews of engagements and transparency at all levels, the Company ensures that client objectives and its own quality objectives are consistently followed at all times. This thorough process enables CGI to generate continuous improvements for all stakeholders by applying corrective measures as soon as they are required.

• Environmental, Social and Governance (ESG) strategy: At CGI, our ESG strategy is key to contributing to our strategic goal to be recognized by our stakeholders as an engaged, ethical and responsible corporate citizen within our communities. Our commitments align with the United Nations (UN) Global Compact’s 10 principles and we are recognized by leading international indices, including EcoVadis, Carbon Disclosure Project (CDP) and Dow Jones Sustainability Indices (DJSI). We prioritize partnerships with clients, while also collaborating with educational institutions and local organizations, on three global priorities: people, communities and climate. We demonstrate our commitment to a sustainable world through projects delivered in collaboration with clients and through operating practices, supply chain management, and community service activities.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

1.3. COMPETITIVE ENVIRONMENT

As the market dynamics and industry trends continue to increase client demand for digitization, CGI is well-positioned to serve as a digital partner and expert of choice. We work with clients across the globe to implement digital strategies, roadmaps and solutions that help clients transform the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.

CGI’s competition is comprised of a variety of firms, from local companies providing specialized services and software, government pure-plays to global business consulting and IT services providers. All of these players are competing to deliver some or all of the services we provide.

Many factors distinguish the industry leaders, including the following:

• Depth and breadth of industry and technology expertise;

• Local presence and strength of client relationships;

• Extensive and flexible global delivery network, including onshore, nearshore and offshore options;

• Breadth of digital IP solutions;

• Total cost of services and value delivered;

• Ability to deliver practical innovation for measurable results; and

• Consistent, on-time, within-budget delivery everywhere the client operates.

CGI is one of the leaders in the industry with respect to the combination of these factors. CGI is one of few firms with the scale, reach, and capabilities to meet clients’ enterprise business and technology needs.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

2.	Highlights and Key Performance Measures

2.1. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2022	2021	2020	Change 2022 / 2021	Change 2021 / 2020

In millions of CAD unless otherwise noted

Growth

Revenue	12,867.2	12,126.8	12,164.1	740.4	(37.3)

Year-over-year revenue growth	6.1%	(0.3%)	0.4%	6.4%	(0.7%)

Constant currency year-over-year revenue growth	10.5%	1.1%	(0.1%)	9.4%	1.2%

Backlog	24,055	23,059	22,673	996	386

Bookings	13,966	13,843	11,848	123	1,995

Book-to-bill ratio	108.5%	114.2%	97.4%	(5.7%)	16.8%

Profitability

Adjusted EBIT[1]	2,086.6	1,952.2	1,862.9	134.4	89.3

Adjusted EBIT margin	16.2%	16.1%	15.3%	0.1%	0.8%

Net earnings	1,466.1	1,369.1	1,117.9	97.0	251.2

Net earnings margin	11.4%	11.3%	9.2%	0.1%	2.1%

Diluted EPS (in dollars)	6.04	5.41	4.20	0.63	1.21

Net earnings excluding specific items[1]	1,487.9	1,374.9	1,300.1	113.0	74.8

Net earnings margin excluding specific items	11.6%	11.3%	10.7%	0.3%	0.6%

Diluted EPS excluding specific items (in dollars)[1]	6.13	5.43	4.89	0.70	0.54

Liquidity

Cash provided by operating activities	1,865.0	2,115.9	1,938.6	(250.9)	177.3

As a % of revenue	14.5%	17.4%	15.9%	(2.9%)	1.5%

Days sales outstanding	49	45	47	4	(2)

Capital structure

Net debt	2,946.9	2,535.9	2,777.9	411.0	(242.0)

Net debt to capitalization ratio	28.8%	26.6%	27.7%	2.2%	(1.1%)

Return on equity	20.9%	19.8%	16.0%	1.1%	3.8%

Return on invested capital	15.7%	14.9%	12.1%	0.8%	2.8%

Balance sheet

Cash and cash equivalents, and short-term investments	972.6	1,700.2	1,709.5	(727.6)	(9.3)

Total assets	15,175.4	15,021.0	15,550.4	154.4	(529.4)

Long-term financial liabilities[2]	3,731.3	3,659.8	4,030.6	71.5	(370.8)

[1]	Please refer to sections 3.7. and 3.8.3. of the respective Fiscal years’ MD&A for the reconciliation of non-GAAP financial measures.

[2]	Long-term financial liabilities include the long-term portion of the debt, long-term portion of lease liabilities and the long-term derivative financial instruments.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

2.2. STOCK PERFORMANCE

2.2.1. Fiscal 2022 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD	)	NYSE	(USD	)

Open:	108.21		Open:	85.14

High:	116.00		High:	93.93

Low:	95.45		Low:	73.76

Close:	103.99		Close:	75.24

CDN average daily trading volumes[1]:	653,488		NYSE average daily trading volumes:	171,679

[1]	Includes the average daily volumes of both the TSX and alternative trading systems.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

2.2.2. Normal Course Issuer Bid (NCIB)

On February 1, 2022, the Company’s Board of Directors authorized and subsequently received regulatory approval from the TSX for the renewal of CGI’s NCIB which allows for the purchase for cancellation of up to 18,781,981 Class A subordinate voting shares (Class A Shares) representing 10% of the Company’s public float as of the close of business on January 24, 2022. Class A Shares may be purchased for cancellation under the NCIB commencing on February 6, 2022 until no later than February 5, 2023, or on such earlier date when the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2022, the Company purchased for cancellation 8,773,244 Class A Shares for $908.7 million at a weighted average price of $103.57 under the previous and current NCIB. The purchased shares included 3,968,159 and 938,914 Class A Shares purchased for cancellation on March 1, 2022, and August 1, 2022 respectively, each from Caisse de dépôt et de placement du Québec, for total aggregate cash consideration of $500.0 million. The purchases were made pursuant to two exemption orders issued by the Autorité des marchés financiers and are considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

As at September 30, 2022, of the 8,773,244 Class A Shares purchased for cancellation, 113,405 Class A Shares remain unpaid for $11.7 million.

As at September 30, 2022, the Company could purchase up to 12,319,503 Class A Shares for cancellation under the current NCIB.

2.2.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at November 4, 2022:

Capital Stock and Options Outstanding	As at November 4, 2022

Class A subordinate voting shares	211,383,087

Class B multiple voting shares	26,445,706

Options to purchase Class A subordinate voting shares	6,697,421

2.3. COVID-19

At the onset of the COVID-19 pandemic, we established an executive crisis management team and a network of local crisis management teams to closely monitor the evolving COVID-19 pandemic, and to ensure that we were executing on our business continuity plan and working collaboratively with our clients. We established key guidelines and procedures to ensure that our workplace practices are in line with local government recommendations and requirements and are compliant with workplace readiness certifications.

Our executive crisis management team and our network of local crisis management teams have downgraded our pandemic posture, but we continue monitoring of World Health Organization COVID-19 alerts and changes to local health and government COVID-19 guidance/rules that may impact CGI members or CGI’s business. We have defined triggers to re-establish our active crisis management governance if the situation changes.

2.4. UKRAINE CONFLICT

We are closely monitoring the evolving conflict in Ukraine. CGI does not have any established operations in Ukraine, Russia or Belarus. All of our operations in countries in geographic proximity to Ukraine or Russia are being closely monitored. None of the entities in CGI group are subject to any sanctions or related restrictions. After internal review, it is our belief that we do not have any material supply chain, customer base and/or business reliance in Russia or Belarus. Additionally, none of our directors, officers or our principal shareholders are based out of Russia or Belarus.

© 2022 CGI Inc.	Page 14

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

2.5. INVESTMENT IN SUBSIDIARIES

On October 1, 2021, the Company acquired Array Holding Company, Inc. (Array) a leading digital services provider that optimizes mission performance for the U.S. Department of Defense and other government organizations, based in the United States and headquartered in Greenbelt, Maryland. The acquisition added approximately 275 professionals to the Company.

On October 28, 2021, the Company acquired Cognicase Management Consulting (CMC), a leading provider of technology and management consulting services and solutions, headquartered in Madrid, Spain. The acquisition added approximately 1,500 professionals to the Company.

On February 28, 2022, the Company acquired Unico Computer Systems Pty Ltd (Unico), a technology consultancy and systems integrator, headquartered in Melbourne, Australia. The acquisition added approximately 130 professionals to the Company.

On May 25, 2022, the Company acquired all of the outstanding shares of Harwell Management (Harwell). Based in France, Harwell is a management consulting firm specializing in the financial services industry, headquartered in Paris, France. The acquisition added approximately 150 professionals to the Company.

The Company completed these acquisitions for a total purchase price of $238.4 million.

On March 11, 2022, the Company announced that it had entered into an agreement for the acquisition of all of the shares of Umanis SA (Umanis), a digital company specializing in data, digital and business solutions, headquartered in Paris, France. On May 31, 2022, the Company announced that it had acquired control of Umanis by completing a block purchase representing 72.4% of Umanis’ share capital (excluding treasury shares) and that it had filed with the French financial markets authority (Autorité des Marchés Financiers) the draft mandatory tender offer to purchase the remaining outstanding shares. By July 18, 2022, the Company acquired an aggregate total interest of more than 90.0% of the outstanding shares (excluding treasury shares) and launched a statutory squeeze-out process through which the remaining shares were acquired on July 29, 2022. The transaction values the entire share capital of Umanis at $420.3 million, on a fully diluted basis. This acquisition added approximately 3,000 professionals to the Company.

© 2022 CGI Inc.	Page 15

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year were $14.0 billion representing a book-to-bill ratio of 108.5%. The breakdown of the new bookings signed during the year is as follows:

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with managed IT and business process services contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Management however believes that it is a key indicator of potential future revenue.

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2022	Book-to-bill ratio for the year ended September 30, 2022

Total CGI	13,966,006	108.5%

U.S. Commercial and State Government	2,616,594	117.4%

Western and Southern Europe	2,061,984	97.5%

Canada	2,059,809	95.4%

U.K. and Australia	1,936,503	131.8%

U.S. Federal	1,660,086	94.3%

Scandinavia and Central Europe	1,636,137	99.5%

Finland, Poland and Baltics	1,265,038	165.9%

Northwest and Central-East Europe	729,855	100.4%

© 2022 CGI Inc.	Page 16

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2022	2021	Change

U.S. dollar	1.3756	1.2676	8.5%

Euro	1.3454	1.4678	(8.3%)

Indian rupee	0.0169	0.0171	(1.2%)

British pound	1.5310	1.7075	(10.3%)

Swedish krona	0.1236	0.1447	(14.6%)

Average foreign exchange rates

For the year ended September 30,	2022	2021	Change

U.S. dollar	1.2777	1.2643	1.1%

Euro	1.3833	1.5110	(8.5%)

Indian rupee	0.0166	0.0172	(3.5%)

British pound	1.6333	1.7302	(5.6%)

Swedish krona	0.1328	0.1484	(10.5%)

© 2022 CGI Inc.	Page 17

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

3.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 13.3% of our revenue for Fiscal 2022 as compared to 12.8% for Fiscal 2021.

© 2022 CGI Inc.	Page 18

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

3.4. REVENUE BY SEGMENT

Our segments are reported based on where the client’s work is delivered from within our geographic delivery model.

The table below provides a summary of the year-over-year changes in our revenue, in total and by segment before eliminations, separately showing the impacts of foreign currency exchange rate variations between Fiscal 2022 and Fiscal 2021. The Fiscal 2021 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

For the year ended September 30,	Change
	2022	2021	$	%
In thousands of CAD except for percentages

Total CGI revenue	12,867,201	12,126,793	740,408	6.1%

Variation prior to foreign currency impact	10.5%

Foreign currency impact	(4.4%)

Variation over previous period	6.1%

Western and Southern Europe

Revenue prior to foreign currency impact	2,351,622	1,917,760	433,862	22.6%

Foreign currency impact	(199,509)

Western and Southern Europe revenue	2,152,113	1,917,760	234,353	12.2%

U.S. Commercial and State Government

Revenue prior to foreign currency impact	2,053,480	1,800,747	252,733	14.0%

Foreign currency impact	21,841

U.S. Commercial and State Government revenue	2,075,321	1,800,747	274,574	15.2%

Canada

Revenue prior to foreign currency impact	1,981,617	1,755,804	225,813	12.9%

Foreign currency impact	(237)

Canada revenue	1,981,380	1,755,804	225,576	12.8%

U.S. Federal

Revenue prior to foreign currency impact	1,732,272	1,607,431	124,841	7.8%

Foreign currency impact	18,630

U.S. Federal revenue	1,750,902	1,607,431	143,471	8.9%

Scandinavia and Central Europe

Revenue prior to foreign currency impact	1,728,366	1,663,470	64,896	3.9%

Foreign currency impact	(157,248)

Scandinavia and Central Europe revenue	1,571,118	1,663,470	(92,352)	(5.6%)

U.K. and Australia revenue

Revenue prior to foreign currency impact	1,370,299	1,355,603	14,696	1.1%

Foreign currency impact	(79,174)

U.K. and Australia revenue	1,291,125	1,355,603	(64,478)	(4.8%)

Finland, Poland and Baltics

Revenue prior to foreign currency impact	796,991	768,994	27,997	3.6%

Foreign currency impact	(67,967)

Finland, Poland and Baltics revenue	729,024	768,994	(39,970)	(5.2%)

© 2022 CGI Inc.	Page 19

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

For the year ended September 30,	Change
	2022	2021	$	%

In thousands of CAD except for percentages

Northwest and Central-East Europe

Revenue prior to foreign currency impact	752,266	716,183	36,083	5.0%

Foreign currency impact	(59,407)

Northwest and Central-East Europe revenue	692,859	716,183	(23,324)	(3.3%)

Asia Pacific

Revenue prior to foreign currency impact	826,603	680,554	146,049	21.5%

Foreign currency impact	(26,942)

Asia Pacific revenue	799,661	680,554	119,107	17.5%

Eliminations	(176,302)	(139,753)	(36,549)	26.2%

For the year ended September 30, 2022, revenue was $12,867.2 million, an increase of $740.4 million or 6.1% over the same period last year. On a constant currency basis, revenue increased by $1,276.7 million or 10.5%. The increase was mainly due to organic growth across all vertical markets, as well as recent business acquisitions.

3.4.1. Western and Southern Europe

For the year ended September 30, 2022, revenue in our Western and Southern Europe segment was $2,152.1 million, an increase of $234.4 million or 12.2% over the same period last year. On a constant currency basis, revenue increased by $433.9 million or 22.6%. The increase in revenue was mainly due to recent business acquisitions, as well as the result of organic growth across all vertical markets, predominantly within the MRD vertical market.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $1,319 million for the year ended September 30, 2022.

3.4.2. U.S. Commercial and State Government

For the year ended September 30, 2022, revenue in our U.S. Commercial and State Government segment was $2,075.3 million, an increase of $274.6 million or 15.2% over the same period last year. On a constant currency basis, revenue increased by $252.7 million or 14.0%. The increase in revenue was mainly the result of organic growth across all vertical markets, predominantly within financial services with additional IP solutions, and business acquisitions.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $1,306 million for the year ended September 30, 2022.

3.4.3. Canada

For the year ended September 30, 2022, revenue in our Canada segment was $1,981.4 million, an increase of $225.6 million or 12.8% compared to the same period last year. On a constant currency basis, revenue increased by $225.8 million or 12.9%. The increase was due to organic growth across all vertical markets, mainly in financial services including an increase in IP services and solutions.

On a client geographic basis, the top two Canada vertical markets were financial services, and communications and utilities, generating combined revenues of approximately $1,382 million for the year ended September 30, 2022.

3.4.4. U.S. Federal

For the year ended September 30, 2022, revenue in our U.S. Federal segment was $1,750.9 million, an increase of $143.5 million or 8.9% over the same period last year. On a constant currency basis, revenue increased by $124.8 million or 7.8%. The increase in revenue was mainly due to managed services expansion, higher transaction volumes related to our IP business process services, and the Array acquisition. This was partially offset by the completion of contracts and an adjustment due to a reevaluation of cost to complete on a project.

For the year ended September 30, 2022, 88% of revenues within the U.S. Federal segment were federal civilian based.

© 2022 CGI Inc.	Page 20

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

3.4.5. Scandinavia and Central Europe

For the year ended September 30, 2022, revenue in our Scandinavia and Central Europe segment was $1,571.1 million, a decrease of $92.4 million or 5.6% over the same period last year. On a constant currency basis, revenue increased by $64.9 million or 3.9%. The increase was largely driven by the organic growth in government and MRD vertical markets, and a favourable contract settlement.

On a client geographic basis, the top two Scandinavia and Central Europe vertical markets were MRD and government, generating combined revenues of approximately $1,135 million for the year ended September 30, 2022.

3.4.6. U.K. and Australia

For the year ended September 30, 2022, revenue in our U.K. and Australia segment was $1,291.1 million, a decrease of $64.5 million or 4.8% over the same period last year. On a constant currency basis, revenue increased by $14.7 million or 1.1%. The increase in revenue was due to the Unico acquisition, organic growth within the government, and communications and utilities vertical markets. This was in part offset by the successful completion and related ramp down of projects within the MRD vertical market.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications and utilities, generating combined revenues of $1,051 million for the year ended September 30, 2022.

3.4.7. Finland, Poland and Baltics

For the year ended September 30, 2022, revenue in our Finland, Poland and Baltics segment was $729.0 million, a decrease of $40.0 million or 5.2% over the same period last year. On a constant currency basis, revenue increased by $28.0 million or 3.6%. The increase was driven by organic growth across most vertical markets, largely within government including higher transaction volumes and related IP services.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were government and financial services, generating combined revenues of approximately $442 million for the year ended September 30, 2022.

3.4.8. Northwest and Central-East Europe

For the year ended September 30, 2022, revenue in our Northwest and Central-East Europe segment was $692.9 million, a decrease of $23.3 million or 3.3% over the same period last year. On a constant currency basis, revenue increased by $36.1 million or 5.0%. The increase in revenue was primarily due to the organic growth within financial services, including higher IP service and solutions, government and MRD vertical markets. This was in part offset by successful projects completion within the health vertical market.

On a client geographic basis, the top two Northwest and Central-East Europe vertical markets were MRD and government, generating combined revenues of approximately $450 million for the year ended September 30, 2022.

3.4.9. Asia Pacific

For the year ended September 30, 2022, revenue in our Asia Pacific segment was $799.7 million, an increase of $119.1 million or 17.5% over the same period last year. On a constant currency basis, revenue increased by $146.0 million or 21.5%. This growth was mainly driven by the increasing demand for our offshore delivery centers, predominantly within the financial services, communications and utilities, and MRD vertical markets.

© 2022 CGI Inc.	Page 21

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

3.5. OPERATING EXPENSES

					Change
For the year ended September 30,	2022	% of Revenue	2021	% of Revenue
					$	%

In thousands of CAD except for percentages

Costs of services, selling and administrative	10,776,564	83.8%	10,178,164	83.9%	598,400	(0.1%)

Foreign exchange loss (gain)	4,001	0.0%	(3,532)	0.0%	7,533	0.0%

3.5.1. Costs of Services, Selling and Administrative

For the year ended September 30, 2022, costs of services, selling and administrative expenses amounted to $10,776.6 million, an increase of $598.4 million over the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses decreased to 83.8% from 83.9%. As a percentage of revenue, costs of services decreased compared to the same period last year primarily due to IP services and solutions and the growth in managed services in Asia Pacific. As a percentage of revenue, selling and administrative expenses increased compared to the same period last year mainly due to the Umanis acquisition, which is in the process of being integrated to achieve planned synergies, and the expected increase of travel costs in support of business development.

During the year ended September 30, 2022, the translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $465.6 million, which was offset by the unfavourable translation impact of $536.3 million on our revenue.

3.5.2. Foreign Exchange Loss

During the year ended September 30, 2022, CGI incurred $4.0 million of foreign exchange losses, mainly driven by the timing of payments combined with the volatility of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible.

© 2022 CGI Inc.	Page 22

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

3.6. ADJUSTED EBIT BY SEGMENT

			Change
For the year ended September 30,
	2022	2021	$	%

In thousands of CAD except for percentages

Western and Southern Europe	289,730	269,350	20,380	7.6%

As a percentage of segment revenue	13.5%	14.0%

U.S. Commercial and State Government	304,767	281,217	23,550	8.4%

As a percentage of segment revenue	14.7%	15.6%

Canada	463,289	390,370	72,919	18.7%

As a percentage of segment revenue	23.4%	22.2%

U.S. Federal	276,395	252,657	23,738	9.4%

As a percentage of segment revenue	15.8%	15.7%

Scandinavia and Central Europe	125,728	138,191	(12,463)	(9.0%)

As a percentage of segment revenue	8.0%	8.3%

U.K. and Australia	200,117	218,624	(18,507)	(8.5%)

As a percentage of segment revenue	15.5%	16.1%

Finland, Poland and Baltics	96,651	114,358	(17,707)	(15.5%)

As a percentage of segment revenue	13.3%	14.9%

Northwest and Central East-Europe	88,287	79,898	8,389	10.5%

As a percentage of segment revenue	12.7%	11.2%

Asia Pacific	241,672	207,496	34,176	16.5%

As a percentage of segment revenue	30.2%	30.5%

Adjusted EBIT	2.086,636	1,952,161	134,475	6.9%

Adjusted EBIT margin	16.2%	16.1%

Adjusted EBIT for the year was $2,086.6 million, an increase of $134.5 million from 2021. The adjusted EBIT margin increased to 16.2% from 16.1% for the same period last year. The increase in adjusted EBIT margin was primarily due to organic growth in all vertical markets and in IP services and solutions. This was partially offset by costs of assimilating new hires, the dilutive impacts of the recent acquisitions, which are in the process of being integrated to achieve its planned synergies and the expected increase of travel costs in support of business development.

3.6.1. Western and Southern Europe

For the year ended September 30, 2022, adjusted EBIT in the Western and Southern Europe segment was $289.7 million, an increase of $20.4 million when compared to the same period last year. Adjusted EBIT margin decreased to 13.5% from 14.0%. The change in adjusted EBIT margin was primarily due to the temporary dilutive impact of the recent business acquisitions which are in the process of being integrated to achieve planned synergies, as well as additional tax credits in the prior year. This was partially offset by the organic growth across all vertical markets.

3.6.2. U.S. Commercial and State Government

For the year ended September 30, 2022, adjusted EBIT in the U.S. Commercial and State Government segment was $304.8 million, an increase of $23.6 million when compared to the same period last year. Adjusted EBIT margin decreased to 14.7% from 15.6%. The change in adjusted EBIT was mainly due to additional R&D tax credits in the prior year, combined with costs of assimilating new hires in response to high demand. This was partially offset by organic growth within the financial services vertical market including IP solutions.

© 2022 CGI Inc.	Page 23

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

3.6.3. Canada

For the year ended September 30, 2022, adjusted EBIT in the Canada segment was $463.3 million, an increase of $72.9 million when compared to the same period last year. Adjusted EBIT margin increased to 23.4% from 22.2%. The increase was primarily due to organic growth across most vertical markets mainly in MRD vertical market, an impact of a favourable supplier contract adjustment, and an increase in IP services and solutions. This was offset in part by costs of assimilating new hires in response to high demand, mainly within the financial services vertical market.

3.6.4. U.S. Federal

For the year ended September 30, 2022, adjusted EBIT in the U.S. Federal segment was $276.4 million, an increase of $23.7 million when compared to the same period last year. Adjusted EBIT margin increased to 15.8% from 15.7%. The increase was primarily due to the same factors as revenue offset by higher performance based compensation and additional tax credits in the prior year.

3.6.5. Scandinavia and Central Europe

For the year ended September 30, 2022, adjusted EBIT in the Scandinavia and Central Europe segment was $125.7 million, a decrease of $12.5 million when compared to the same period last year. Adjusted EBIT margin decreased to 8.0% from 8.3%. The change was primarily due to the optimization of our infrastructure business, partially offset by a favourable contract settlement.

3.6.6. U.K. and Australia

For the year ended September 30, 2022, adjusted EBIT in the U.K. and Australia segment was $200.1 million, a decrease of $18.5 million when compared to the same period last year. Adjusted EBIT margin decreased to 15.5% from 16.1%. This change was mainly due to the successful completion of projects within the MRD vertical market, and the temporary dilutive impact of the Unico acquisition, which is in the process of being integrated to achieve its planned synergies.

3.6.7. Finland, Poland and Baltics

For the year ended September 30, 2022 adjusted EBIT in our Finland, Poland and Baltics segment was $96.7 million, a decrease of $17.7 million, when compared to the same period last year. Adjusted EBIT margin decreased to 13.3% from 14.9%. The decrease in adjusted EBIT margin was mainly due to the costs associated with the start up of a large new managed IT services contract and the prior year payroll tax relief. This was partially offset by a prior year asset impairment.

3.6.8. Northwest and Central-East Europe

For the year ended September 30, 2022, adjusted EBIT in the Northwest and Central-East Europe segment was $88.3 million, an increase of $8.4 million when compared to the same period last year. Adjusted EBIT margin increased to 12.7% from 11.2%. The increase in adjusted EBIT margin was primarily due to the same factors as revenue.

3.6.9. Asia Pacific

For the year ended September 30, 2022, adjusted EBIT in the Asia Pacific segment was $241.7 million, an increase of $34.2 million when compared to the same period last year. Adjusted EBIT margin decreased to 30.2% from 30.5%. The change in adjusted EBIT margin was mostly due to temporary lower billable utilization, related to the costs of assimilating new hires in response to high demand. This was partially offset by increasing demand for our offshore delivery centers, predominantly within the financial services, communications and utilities, and MRD vertical markets, and facility optimization.

© 2022 CGI Inc.	Page 24

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS:

					Change

For the years ended September 30,		% of		% of
	2022	Revenue	2021	Revenue	$	%

In thousands of CAD except for percentage

Adjusted EBIT	2,086,636	16.2%	1,952,161	16.1%	134,475	0.1%

Minus the following items:

Acquisition-related and integration costs	27,654	0.2%	7,371	0.1%	20,283	0.1%

Net finance costs	92,023	0.7%	106,798	0.9%	(14,775)	(0.2%)

Earnings before income taxes	1,966,959	15.3%	1,837,992	15.2%	128,967	0.1%

3.7.1. Acquisition-Related and Integration Costs

For the years ended September 30, 2022 and 2021, the Company incurred $27.7 million and $7.4 million, respectively, of acquisition-related and integration costs for the integration towards the CGI operating model. These costs are mainly related to professional fees incurred for the acquisitions, terminations of employment, leases of vacated premises, training and integration costs.

3.7.2. Net Finance Costs

Net finance costs mainly include interest on our long-term debt and lease liabilities. For the year ended September 30, 2022, the net finance costs decreased by $14.8 million, mainly due to lower interest charges related to our unsecured notes, primarily as a result of the scheduled repayments.

© 2022 CGI Inc.	Page 25

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

			Change
For the year ended September 30,
	2022	2021	$	%

In thousands of CAD except for percentage and shares data

Earnings before income taxes	1,966,959	1,837,992	128,967	7.0%

Income tax expense	500,817	468,920	31,897	6.8%

Effective tax rate	25.5%	25.5%

Net earnings	1,466,142	1,369,072	97,070	7.1%

Net earnings margin	11.4%	11.3%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	239,262,004	249,119,219	(9,857,215)	(4.0%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	242,867,445	253,088,880	(10,221,435)	(4.0%)

Earnings per share (in dollars)

Basic	6.13	5.50	0.63	11.5%

Diluted	6.04	5.41	0.63	11.6%

3.8.1. Income Tax Expense

For the year ended September 30, 2022, income tax expense was $500.8 million compared to $468.9 million over the same period last year, while our effective tax rate remained at 25.5%.

When excluding tax effects from acquisition-related and integration costs, the effective tax rate decreased from 25.5% to 25.4% for the year ended September 30, 2022 compared to the year ended September 30, 2021. The decrease is mainly attributable to a tax rate decrease in France, partly offset by a different profitability mix in certain geographies.

The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.

Based on the enacted rates at the end of Fiscal 2022 and our current profitability mix, we expect our effective tax rate before specific items to be in the range of 24.5% to 26.5% in subsequent periods.

3.8.2. Weighted Average Number of Shares

For Fiscal 2022, CGI’s basic and diluted weighted average number of shares decreased compared to Fiscal 2021 due to the impact of the purchase for cancellation of Class A Shares, partly offset by the grant and the exercise of stock options. Please refer to notes 19, 20 and 21 of our audited consolidated financial statements for additional information.

© 2022 CGI Inc.	Page 26

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items namely, acquisition-related and integration costs.

			Change
For the year ended September 30,
	2022	2021	$	%

In thousands of CAD except for percentages and shares data

Earnings before income taxes	1,966,959	1,837,992	128,967	7.0%

Add back:

Acquisition-related and integration costs	27,654	7,371	20,283	275.2%

Earnings before income taxes excluding specific items	1,994,613	1,845,363	149,250	8.1%

Income tax expense	500,817	468,920	31,897	6.8%

Effective tax rate	25.5%	25.5%

Add back:

Tax deduction on acquisition-related and integration costs	5,942	1,570	4,372	278.5%

Impact on effective tax rate	(0.1%)	—%

Income tax expense excluding specific items	506,759	470,490	36,269	7.7%

Effective tax rate excluding specific items	25.4%	25.5%

Net earnings excluding specific items	1,487,854	1,374,873	112,981	8.2%

Net earnings margin excluding specific items	11.6%	11.3%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	239,262,004	249,119,219		(4.0%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	242,867,445	253,088,880		(4.0%)

Earnings per share excluding specific items (in dollars)

Basic	6.22	5.52	0.70	12.7%

Diluted	6.13	5.43	0.70	12.9%

© 2022 CGI Inc.	Page 27

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

4.	Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of cash flow from operations, drawing on our unsecured committed revolving credit facility, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2022, cash and cash equivalents were $966.5 million. Cash included in funds held for clients was $504.7 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2022 and 2021.

For the year ended September 30,	2022	2021	Change

In thousands of CAD

Cash provided by operating activities	1,864,998	2,115,928	(250,930)

Cash used in investing activities	(911,947)	(388,507)	(523,440)

Cash used in financing activities	(1,591,098)	(1,782,497)	191,399

Effect of foreign exchange rate changes on cash and cash equivalents	(46,500)	(73,884)	27,384

Net decrease in cash, cash equivalents and cash included in funds held for clients	(684,547)	(128,960)	(555,587)

4.1.1. Cash Provided by Operating Activities

For the year ended September 30, 2022, cash provided by operating activities was $1,865.0 million or 14.5% of revenue compared to $2,115.9 million or 17.4% of revenues for the same period last year. The following table provides a summary of the generation and use of cash from operating activities:

For the year ended September 30,	2022	2021	Change

In thousands of CAD

Net earnings	1,466,142	1,369,072	97,070

Amortization, depreciation and impairment	474,622	510,570	(35,948)

Other adjustments[1]	35,127	21,422	13,705

Cash flow from operating activities before net change in non-cash working capital items	1,975,891	1,901,064	74,827

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	(120,393)	7,617	(128,010)

Accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, provisions and long-term liabilities	(4,876)	190,735	(195,611)

Other[2]	14,376	16,512	(2,136)

Net change in non-cash working capital items	(110,893)	214,864	(325,757)

Cash provided by operating activities	1,864,998	2,115,928	(250,930)

[1]	Comprised of deferred income tax recovery, foreign exchange (gain) loss, share-based payment costs and gain on lease terminations and sale of property, plant and equipment.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets, income taxes, derivative financial instruments and retirement benefits obligations.

For the year ended September 30, 2022, cash provided by operating activities was $1,865.0 million, down $250.9 million for the same period last year, mainly due to the net change in non-cash working capital items. The net change in non-cash working capital items of $110.9 million for the year ended September 30, 2022 was mostly due to the increase in our DSO.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

© 2022 CGI Inc.	Page 28

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

4.1.2. Cash Used in Investing Activities

For the year ended September 30, 2022, $911.9 million was used in investing activities, while $388.5 million was used over the same period last year.

The following table provides a summary of the use of cash from investing activities:

For the year ended September 30,	2022	2021	Change

In thousands of CAD

Business acquisitions	(571,911)	(98,926)	(472,985)

Purchase of property, plant and equipment	(156,136)	(121,806)	(34,330)

Proceeds from sale of property, plant and equipment	3,790	—	3,790

Additions to contract costs	(84,283)	(65,001)	(19,282)

Additions to intangible assets	(137,621)	(113,934)	(23,687)

Net change in short-term investments and purchase of long-term investments	34,214	11,160	23,054

Cash used in investing activities	(911,947)	(388,507)	(523,440)

The increase of $523.4 million in cash used in investing activities during the year ended September 30, 2022 was mainly due to business acquisitions, as well as more investments in computer equipment to support our growth and in our business solutions.

4.1.3. Cash Used in Financing Activities

For the year ended September 30, 2022, $1,591.1 million was used in financing activities while $1,782.5 million was used over the same period last year.

The following table provides a summary of the use of cash from financing activities:

For the year ended September 30,	2022	2021	Change

In thousands of CAD

Increase of long-term debt	—	1,885,262	(1,885,262)

Repayment of long-term debt	(401,654)	(1,888,777)	1,487,123

Settlement of derivative financial instruments	6,258	(6,992)	13,250

Payment of lease liabilities	(153,996)	(169,674)	15,678

Repayment of debt assumed from business acquisitions	(113,036)	—	(113,036)

Purchase of Class A subordinate voting shares held in trusts	(70,303)	(31,404)	(38,899)

Purchase and cancellation of Class A subordinate voting shares	(913,388)	(1,502,824)	589,436

Issuance of Class A subordinate voting shares	41,691	61,133	(19,442)

Net change in client’s funds obligation	13,330	(129,221)	142,551

Cash used in financing activities	(1,591,098)	(1,782,497)	191,399

For the year ended September 30, 2022, we repaid $401.7 million of our long-term debt, mainly driven by the scheduled repayments of senior unsecured notes in the amount of $384.6 million (US$300.0 million). In addition, we paid $154.0 million of lease liabilities and used $113.0 million to repay debt assumed from business acquisitions. For the year ended September 30, 2021, we increased our long-term debt by $1,885.3 million, mainly driven by the issuance of senior unsecured notes for the amount of $1,847.3 million and repaid $1,888.8 million of our long-term debt mainly driven by the repayment in full of the 2020 Term Loan in the amount of $1,583.5 million (US$1,250.0 million), and the scheduled repayments of senior unsecured notes in the amount of $259.7 million. We also paid $169.7 million of lease liabilities.

For the year ended September 30, 2022, $70.3 million was used to purchase Class A Shares in connection with the Performance Share Unit Plans (PSU Plans) compared to $31.4 million during the year ended September 30, 2021. More

© 2022 CGI Inc.	Page 29

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

information concerning the PSU Plans can be found in note 20 of the Company’s audited consolidated financial statements for the year ended September 30, 2022 and 2021.

For the year ended September 30, 2022, $913.4 million was used for the purchase for cancellation of 8,809,839 Class A Shares, compared to $1,502.8 million for the purchase for cancellation of 15,310,465 Class A Shares over the same period last year.

For the year ended September 30, 2022, we received $41.7 million in proceeds from the exercise of stock options, compared to $61.1 million during the year ended September 30, 2021.

In addition, for the year ended September 30, 2022, the increase in net change in client’s funds obligation of $13.0 million and the decrease of $129.2 million for the year ended September 30, 2021 was due to the timing of inflows from our clients and related payments to our clients’ employees and other payees.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For the year ended September 30, 2022, the effect of foreign exchange rate changes on cash and cash equivalents had an unfavourable impact of $46.5 million. This amount had no effect on net earnings as it was recorded in other comprehensive income.

4.2. CAPITAL RESOURCES

As at September 30, 2022	Available

In thousands of CAD

Cash and cash equivalents	966,458

Short-term investments	6,184

Long-term investments	16,826

Unsecured committed revolving credit facility[1]	1,495,730

Total[2]	2,485,198

[1]	As at September 30, 2022, letters of credit in the amount of $4.3 million were outstanding against the $1.5 billion unsecured committed revolving credit facility.
[2]	Excludes cash and long-term bonds included in funds held for clients for $504.7 million and $94.1 million, respectively.

As at September 30, 2022, cash and cash equivalents and investments represented $989.5 million.

Cash equivalents include term deposits, all with maturities of 90 days or less. Short-term and long-term investments include corporate bonds with maturities ranging from 91 days to five years, with a credit rating of A- or higher.

As at September 30, 2022, the aggregate amount of the capital resources available to the Company was $2,485.2 million. Certain long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at September 30, 2022, CGI was in compliance with these covenants.

Total debt decreased by $134.7 million to $3,267.0 million as at September 30, 2022 compared to $3,401.7 million as at September 30, 2021. The variance was mainly due to the scheduled repayments of senior unsecured notes in the amount of $384.6 million (US$300.0 million), partially offset by a foreign exchange translation impact of $207.6 million and debt assumed from business acquisitions for $36.0 million. On November 1, 2022, the unsecured committed revolving credit facility was extended by one year to November 2027 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.

As at September 30, 2022, CGI was showing a positive working capital (total current assets minus total current liabilities) of $699.7 million. The Company also had $1,495.7 million available under its unsecured committed revolving credit facility and is generating a significant level of cash, which CGI’s management currently considers will allow the Company to fund its operations while maintaining adequate levels of liquidity.

The tax implications and impact related to the repatriation of cash will not materially affect the Company’s liquidity.

© 2022 CGI Inc.	Page 30

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations which have various expiration dates, primarily related to long-term debt and the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements.

Commitment type	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
In thousands of CAD

Long-term debt	3,267,034	93,447	1,178,103	863,125	1,132,359

Estimated interest on long-term debt	313,496	87,287	100,508	62,479	63,222

Lease liabilities	709,201	157,944	254,219	146,694	150,344

Estimated interest on lease liabilities	99,244	24,871	40,798	20,154	13,421

Long-term service agreements	250,049	146,662	83,065	20,322	—

Total[1]	4,639,024	510,211	1,656,693	1,112,774	1,359,346

[1]	Excludes Clients’ funds obligations for an amount of $604.4 million payable in less than 1 year.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to help us manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to note 31 of our audited consolidated financial statements for additional information on our financial instruments and hedging transactions.

© 2022 CGI Inc.	Page 31

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at September 30,	2022	2021
In thousands of CAD except for percentages

Reconciliation between net debt and long-term debt and lease liabilities[1]:

Net debt	2,946,908	2,535,861

Add back:

Cash and cash equivalents	966,458	1,699,206

Short-term investments	6,184	1,027

Long-term investments	16,826	19,354

Fair value of foreign currency derivative financial instruments related to debt	39,859	(76,852)

Long-term debt and lease liabilities [1]	3,976,235	4,178,596

Net debt to capitalization ratio	28.8%	26.6%

Return on equity	20.9%	19.8%

Return on invested capital	15.7%	14.9%

Days sales outstanding	49	45

[1]

As at September 30, 2022, long-term debt and lease liabilities were $3,267.0 million ($3,401.7 million as at September 30, 2021) and $709.2 million ($776.9 million as at September 30, 2021), respectively, including their current portions.

We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy (please refer to section 1.2. of the present document for additional information on our Build and Buy strategy). The net debt to capitalization ratio increased to 28.8% in Fiscal 2022 from 26.6% in Fiscal 2021 mostly due by the repurchase of shares and investments in our business acquisitions, partially offset by our cash generation during the last four quarters.

ROE is a measure of the return we are generating for our shareholders. ROE increased to 20.9% in Fiscal 2022 from 19.8% in Fiscal 2021. The increase was mainly due to higher net earnings and, to a lesser extent, the impact of repurchased shares and the impact of translating financial statements of our foreign operations over the last four quarters.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio increased to 15.7% in Fiscal 2022 from 14.9% in Fiscal 2021. The increase in ROIC was mainly the result of higher net earnings excluding net finance costs after-tax over the last four quarters.

DSO increased to 49 days at the end of Fiscal 2022 when compared to 45 days in Fiscal 2021. This increase is mainly due to the impacts from recent acquisitions which are in the process of being integrated and foreign exchange fluctuations. The Company maintains a target DSO of 45 days.

© 2022 CGI Inc.	Page 32

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

4.6. GUARANTEES

In the normal course of operations, we may enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or a maturity date. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2022. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its audited consolidated financial statements.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of a default in the performance of our obligations. As at September 30, 2022, we had committed a total of $19.3 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

CGI’s management believes that the Company has sufficient capital resources to support ongoing business operations and execute our Build and Buy growth strategy. Our principal and most accretive uses of cash are: to invest in our business (procuring new large managed IT and business process services contracts and developing business and IP solutions); to pursue accretive acquisitions; to purchase for cancellation Class A Shares and pay down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in Fiscal 2023.

To successfully implement the Company’s strategy, CGI relies on a strong leadership team, supported by highly knowledgeable members with relevant relationships and significant experience in both IT and our targeted industries. CGI fosters leadership development through the CGI Leadership Institute ensuring continuity and knowledge transfer across the organization. For key positions, a detailed succession plan is established and revised frequently.

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program allows us to attract and retain the best talent as it provides competitive compensation and benefits, a favourable working environment, training programs and career development opportunities. Employee satisfaction is monitored annually through a Company-wide survey. In addition, a majority of our professionals are owners of CGI through our Share Purchase Plan, which, along with our Profit Participation Plan, allows them to share in the Company’s success, further aligning stakeholder interests.

In addition to capital resources and talent, CGI has established the Management Foundation, which encompasses governance policies, organizational models and sophisticated management frameworks for our business units and corporate processes. This robust governance model provides a common business language for managing all operations consistently across the globe, driving a focus on continuous improvement. CGI’s operations maintain appropriate certifications in accordance with service requirements such as ISO and CMMI certification programs.

© 2022 CGI Inc.	Page 33

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

5.	Fourth Quarter Results

5.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the quarter ended September 30, 2022 were $3.6 billion representing a book-to-bill ratio of 112.0%. The breakdown of the new bookings signed during the quarter is as follows:

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended September 30, 2022	Bookings for the year ended September 30, 2022	Book-to-bill ratio for the year ended September 30, 2022

Total CGI	3,636,495	13,966,006	108.5%

U.S. Commercial and State Government	754,996	2,616,594	117.4%

Canada	569,124	2,059,809	95.4%

U.S. Federal	561,208	1,660,086	94.3%

U.K. and Australia	522,645	1,936,503	131.8%

Western and Southern Europe	515,637	2,061,984	97.5%

Scandinavia and Central Europe	340,914	1,636,137	99.5%

Finland, Poland and Baltics	201,967	1,265,038	165.9%

Northwest and Central-East Europe	170,004	729,855	100.4%

© 2022 CGI Inc.	Page 34

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

5.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2022	2021	Change

U.S. dollar	1.3756	1.2676	8.5%

Euro	1.3454	1.4678	(8.3%)

Indian rupee	0.0169	0.0171	(1.2%)

British pound	1.5310	1.7075	(10.3%)

Swedish krona	0.1236	0.1447	(14.6%)

Average foreign exchange rates

For the three months ended September 30,	2022	2021	Change

U.S. dollar	1.3061	1.2598	3.7%

Euro	1.3147	1.4848	(11.5%)

Indian rupee	0.0164	0.0170	(3.5%)

British pound	1.5360	1.7360	(11.5%)

Swedish krona	0.1238	0.1457	(15.0%)

© 2022 CGI Inc.	Page 35

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

5.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the quarter ended September 30, 2022:

5.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 14.1% of our revenue for Q4 2022 as compared to 13.1% for Q4 2021.

© 2022 CGI Inc.	Page 36

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

5.4. REVENUE BY SEGMENT

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2022 and Q4 2021 periods. The Q4 2021 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

For the three months ended September 30,			Change
	2022	2021	$	%

In thousands of CAD except for percentages

Total CGI revenue	3,247,221	3,007,458	239,763	8.0%

Variation prior to foreign currency impact	13.9%

Foreign currency impact	(5.9%)

Variation over previous period	8.0%

Western and Southern Europe

Revenue prior to foreign currency impact	618,905	458,617	160,288	35.0%

Foreign currency impact	(71,389)

Western and Southern Europe revenue	547,516	458,617	88,899	19.4%

U.S. Commercial and State Government

Revenue prior to foreign currency impact	538,660	485,748	52,912	10.9%

Foreign currency impact	18,501

U.S. Commercial and State Government revenue	557,161	485,748	71,413	14.7%

Canada

Revenue prior to foreign currency impact	496,429	438,619	57,810	13.2%

Foreign currency impact	(380)

Canada revenue	496,049	438,619	57,430	13.1%

U.S. Federal

Revenue prior to foreign currency impact	446,750	407,704	39,046	9.6%

Foreign currency impact	16,344

U.S. Federal revenue	463,094	407,704	55,390	13.6%

Scandinavia and Central Europe

Revenue prior to foreign currency impact	419,546	382,838	36,708	9.6%

Foreign currency impact	(54,143)

Scandinavia and Central Europe revenue	365,403	382,838	(17,435)	(4.6%)

U.K. and Australia

Revenue prior to foreign currency impact	373,978	353,005	20,973	5.9%

Foreign currency impact	(42,535)

U.K. and Australia revenue	331,443	353,005	(21,562)	(6.1)%

Finland, Poland and Baltics

Revenue prior to foreign currency impact	186,363	174,471	11,892	6.8%

Foreign currency impact	(21,887)

Finland, Poland and Baltics revenue	164,476	174,471	(9,995)	(5.7%)

Northwest and Central-East Europe

Revenue prior to foreign currency impact	175,331	171,546	3,785	2.2%

Foreign currency impact	(19,577)

Northwest and Central-East Europe revenue	155,754	171,546	(15,792)	(9.2)%

© 2022 CGI Inc.	Page 37

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

For the three months ended September 30,	Change
	2022	2021	$	%

In thousands of CAD except for percentages

Asia Pacific

Revenue prior to foreign currency impact	223,362	182,007	41,355	22.7%

Foreign currency impact	(9,049)

Asia Pacific revenue	214,313	182,007	32,306	17.7%

Eliminations	(47,988)	(47,097)	(891)	1.9%

We ended the fourth quarter of Fiscal 2022 with revenue of $3,247.2 million, an increase of $239.8 million, or 8.0% when compared to the same period of Fiscal 2021. On a constant currency basis, revenue increased by $417.7 million or 13.9%. Foreign currency rate fluctuations unfavourably impacted our revenue by $177.9 million or 5.9%. The increase was mainly due to organic growth across all vertical markets, as well as the business acquisitions.

5.4.1. Western and Southern Europe

Revenue in our Western and Southern Europe segment was $547.5 million in Q4 2022, an increase of $88.9 million or 19.4% over the same period last year. On a constant currency basis, revenue increased by $160.3 million or 35.0%. The increase in revenue was mainly due to the recent business acquisitions, as well as the result of organic growth across all vertical markets, predominantly within MRD.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $342 million for the three months ended September 30, 2022.

5.4.2. U.S. Commercial and State Government

Revenue from our U.S. Commercial and State Government segment was $557.2 million in Q4 2022, an increase of $71.4 million or 14.7% compared to the same period last year. On a constant currency basis, revenue increased by $52.9 million or 10.9%. The increase in revenue was mainly the result of organic growth across all vertical markets, predominantly within financial services with additional IP solutions, government and health.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $357 million for the three months ended September 30, 2022.

5.4.3. Canada

Revenue in our Canada segment was $496.0 million in Q4 2022, an increase of $57.4 million or 13.1% over the same period last year. On a constant currency basis, revenue increased by $57.8 million or 13.2%. The increase was due to organic growth across all vertical markets, mainly in financial services including an increase in IP services.

On a client geographic basis, the top two Canada vertical markets were financial services and communications and utilities, generating combined revenues of approximately $355 million for the three months ended September 30, 2022.

5.4.4. U.S. Federal

Revenue in our U.S. Federal segment was $463.1 million in Q4 2022, an increase of $55.4 million or 13.6% over the same period last year. On a constant currency basis, revenue increased by $39.0 million or 9.6%. The increase in revenue was mainly due to managed services expansion, higher transaction volumes related to our IP business process services, and the Array acquisition. This was partially offset by the successful completion of projects and an adjustment due to a reevaluation of cost to complete on a project.

For the three months ended September 30, 2022, 90% of revenues within the U.S. Federal segment were federal civilian based.

© 2022 CGI Inc.	Page 38

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

5.4.5. Scandinavia and Central Europe

Revenue in our Scandinavia and Central Europe segment was $365.4 million, a decrease of $17.4 million or 4.6% over the same period last year. On a constant currency basis, revenue increased by $36.7 million or 9.6%. The increase was mainly driven by the organic growth within the MRD and government vertical markets.

On a client geographic basis, the top two Scandinavia and Central Europe vertical markets were MRD and government, generating combined revenues of approximately $268 million for the three months ended September 30, 2022.

5.4.6. U.K. and Australia

Revenue in our U.K. and Australia segment was $331.4 million in Q4 2022, a decrease of $21.6 million or 6.1% over the same period last year. On a constant currency basis, revenue increased by $21.0 million or 5.9%. The increase in revenue was due to organic growth within the communications and utilities and government vertical markets and the Unico acquisition. This was in part offset by the successful completion and related ramp down of projects within the MRD vertical market.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications and utilities, generating combined revenues of approximately $264 million for the three months ended September 30, 2022.

5.4.7. Finland, Poland and Baltics

Revenue in our Finland, Poland and Baltics segment was $164.5 million in Q4 2022, a decrease of $10.0 million or 5.7% over the same period last year. On a constant currency basis, revenue increased by $11.9 million or 6.8%. The increase was mainly due to higher transaction volumes and related IP services in the government vertical market.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were government and financial services, generating combined revenues of approximately $104 million for the three months ended September 30, 2022.

5.4.8. Northwest and Central-East Europe

Revenue in our Northwest and Central-East Europe segment was $155.8 million in Q4 2022, a decrease of $15.8 million or 9.2% over the same period last year. On a constant currency basis, revenue increased by $3.8 million or 2.2%. The increase in revenue was primarily due to the organic growth mainly within the MRD, financial services, including IP services, and government vertical markets. This was in part offset by successful projects completion within the health vertical market.

On a client geographic basis, the top two Northwest and Central-East Europe vertical markets were MRD and government, generating combined revenues of approximately $107 million for the three months ended September 30, 2022.

5.4.9. Asia Pacific

Revenue in our Asia Pacific segment was $214.3 million, an increase of $32.3 million or 17.7% over the same period last year. On a constant currency basis, revenue increased by $41.4 million or 22.7%. The increase was mainly driven by the continued demand for our offshore delivery centers, predominantly within the financial services, communications and utilities, and MRD vertical markets.

© 2022 CGI Inc.	Page 39

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

5.5. ADJUSTED EBIT BY SEGMENT

			Change
For the three months ended September 30,
	2022	2021	$	%
In thousands of CAD except for percentages

Western and Southern Europe	55,913	64,170	(8,257)	(12.9%)

As a percentage of segment revenue	10.2%	14.0%

U.S. Commercial and State Government	85,376	78,323	7,053	9.0%

As a percentage of segment revenue	15.3%	16.1%

Canada	122,088	91,654	30,434	33.2%

As a percentage of segment revenue	24.6%	20.9%

U.S. Federal	67,999	69,365	(1,366)	(2.0%)

As a percentage of segment revenue	14.7%	17.0%

Scandinavia and Central Europe	30,729	33,920	(3,191)	(9.4%)

As a percentage of segment revenue	8.4%	8.9%

U.K. and Australia	53,163	55,090	(1,927)	(3.5%)

As a percentage of segment revenue	16.0%	15.6%

Finland, Poland and Baltics	26,136	29,310	(3,174)	(10.8%)

As a percentage of segment revenue	15.9%	16.8%

Northwest and Central-East Europe	19,095	20,441	(1,346)	(6.6%)

As a percentage of segment revenue	12.3%	11.9%

Asia Pacific	61,197	51,067	10,130	19.8%

As a percentage of segment revenue	28.6%	28.1%

Adjusted EBIT	521,696	493,340	28,356	5.7%

Adjusted EBIT margin	16.1%	16.4%

Adjusted EBIT for the quarter was $521.7 million, an increase of $28.4 million from Q4 2021. The adjusted EBIT margin decreased to 16.1% from 16.4% for the same period last year. The decrease was mainly due to the temporary dilutive impact of the recent acquisitions, the costs of assimilating new hires and the expected increase of travel costs in support of business development. This was partly offset by growth primarily in the government and financial services vertical markets.

5.5.1. Western and Southern Europe

Adjusted EBIT in the Western and Southern Europe segment was $55.9 million in Q4 2022, a decrease of $8.3 million when compared to Q4 2021. Adjusted EBIT margin decreased to 10.2% from 14.0% in Q4 2021. The change in adjusted EBIT margin was primarily due to the temporary dilutive impact of the recent business acquisitions which are in the process of being integrated to achieve planned synergies, one less billable day, and additional tax credits in the prior year.

5.5.2. U.S. Commercial and State Government

Adjusted EBIT in the U.S. Commercial and State Government segment was $85.4 million in Q4 2022, an increase of $7.1 million when compared to Q4 2021. Adjusted EBIT margin decreased to 15.3% from 16.1% in Q4 2021. The change in adjusted EBIT was mainly due to costs of assimilating new hires in response to high demand.

5.5.3. Canada

Adjusted EBIT in the Canada segment was $122.1 million in Q4 2022, an increase of $30.4 million when compared to Q4 2021. Adjusted EBIT margin increased to 24.6% from 20.9% in Q4 2021. The increase was mainly due to organic growth across all vertical markets, mainly in financial services, including an increase in IP services and lower tax credits in the prior year.

© 2022 CGI Inc.	Page 40

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

5.5.4. U.S. Federal

Adjusted EBIT in the U.S. Federal segment was $68.0 million in Q4 2022, a decrease of $1.4 million when compared to Q4 2021. Adjusted EBIT margin decreased to 14.7% from 17.0% in Q4 2021. The decrease in adjusted EBIT margin was primarily due to higher performance based compensation, which was in part offset by higher transaction volumes related to our IP business process services and managed services expansion.

5.5.5. Scandinavia and Central Europe

Adjusted EBIT in the Scandinavia and Central Europe segment was $30.7 million in Q4 2022, a decrease of $3.2 million when compared to Q4 2021. Adjusted EBIT margin decreased to 8.4% from 8.9% in Q4 2021. The decrease was mainly due to the optimization of our infrastructure business, partly offset by the organic growth primarily in MRD and government vertical markets.

5.5.6. U.K. and Australia

Adjusted EBIT in the U.K. and Australia segment was $53.2 million in Q4 2022, a decrease of $1.9 million when compared to Q4 2021. Adjusted EBIT margin increased to 16.0% from 15.6% in Q4 2021. The increase in adjusted EBIT margin was driven by the favourable impact of a client resolution in the prior year and to higher billable utilization within the government and communications and utilities vertical markets. This was in part offset by the successful completion of projects within the MRD vertical market and a dilutive impact of the Unico acquisition, which is in the process of being integrated to achieve its planned synergies.

5.5.7. Finland, Poland and Baltics

Adjusted EBIT in our Finland, Poland and Baltics segment was $26.1 million Q4 2022, a decrease of $3.2 million, when compared to the same period last year. Adjusted EBIT margin decreased to 15.9% from 16.8% mainly due to temporary lower billable utilization related to the onboarding of new hires primarily associated with the start up of a large new managed IT services. This was partially offset to higher transaction volumes and related IP services in the government vertical market.

5.5.8. Northwest and Central-East Europe

Adjusted EBIT in the Northwest and Central-East Europe segment was $19.1 million in Q4 2022, a decrease of $1.3 million when compared to Q4 2021. Adjusted EBIT margin increased to 12.3% from 11.9% in Q4 2021 due to the same factors as revenue.

5.5.9. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $61.2 million in Q4 2022, an increase of $10.1 million when compared to Q4 2021. Adjusted EBIT margin increased to 28.6% from 28.1% Q4 2021. The increase was mainly due to higher demand for our offshore delivery centers, predominantly within the financial services, communications and utilities, and MRD vertical markets, partially offset by the costs of assimilating new hires.

© 2022 CGI Inc.	Page 41

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

5.6. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

			Change
For the three months ended September 30,
	2022	2021	$	%

In thousands of CAD except for percentage and shares data

Adjusted EBIT	521,696	493,340	28,356	5.7%

Minus the following items:

Acquisition-related and integration costs	14,775	1,169	13,606	1,163.9%

Net finance costs	21,019	27,733	(6,714)	(24.2%)

Earnings before income taxes	485,902	464,438	21,464	4.6%

Income tax expense	123,540	118,504	5,036	4.2%

Effective tax rate	25.4%	25.5%

Net earnings	362,362	345,934	16,428	4.7%

Margin	11.2%	11.5%

Weighted average number of shares

Class A subordinate voting shares and Class B multiple voting shares (basic)	236,360,510	244,068,210		(3.2%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	239,891,696	248,208,258		(3.4%)

Earnings per share (in dollars)

Basic EPS	1.53	1.42	0.11	7.7%

Diluted EPS	1.51	1.39	0.12	8.6%

For the three months ended September 30, 2022, the income tax expense was $123.5 million compared to $118.5 million over the same period last year, while our effective tax rate decreased to 25.4% from 25.5%. The decrease in the income tax rate was mainly attributable to the tax rate decrease in France, partly offset by a different profitability mix in certain geographies.

For Q4 2022, CGI’s basic and diluted weighted average number of shares decreased compared to Q4 2021 due to the impact of the purchase for cancellation of Class A Shares during the year. This was partly offset by the exercise of stock options during the year.

© 2022 CGI Inc.	Page 42

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

5.6.1. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items, namely acquisition-related and integration costs :

			Change
For the three months ended September 30,
	2022	2021	$	%

In thousands of CAD except for percentage and shares data

Earnings before income taxes	485,902	464,438	21,464	4.6%

Add back:

Acquisition-related and integration costs	14,775	1,169	13,606	1,163.9%

Earnings before income taxes excluding specific items	500,677	465,607	35,070	7.5%

Income tax expense	123,540	118,504	5,036	4.2%

Effective tax rate	25.4%	25.5%

Add back:

Tax deduction on acquisition-related and integration costs	4,082	240	3,842	1,600.8%

Impact on effective tax rate	0.1%	—%

Income tax expense excluding specific items	127,622	118,744	8,878	7.5%

Effective tax rate excluding specific items	25.5%	25.5%

Net earnings excluding specific items	373,055	346,863	26,192	7.6%

Net earnings excluding specific items margin	11.5%	11.5%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	236,360,510	244,068,210		(3.2%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	239,891,696	248,208,258		(3.4%)

Earnings per share excluding specific items (in dollars)

Basic EPS	1.58	1.42	0.16	11.3%

Diluted EPS	1.56	1.40	0.16	11.4%

© 2022 CGI Inc.	Page 43

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

5.7. CONSOLIDATED STATEMENTS OF CASH FLOWS

As at September 30, 2022, cash and cash equivalents were $966.5 million. Cash included in funds held for clients was $504.7 million. The following table provides a summary of the generation and use of cash and cash equivalents for the quarters ended September 30, 2022 and 2021.

For the three months ended September 30,	2022	2021	Change

In thousands of CAD

Cash provided by operating activities	488,861	526,934	(38,073)

Cash used in investing activities	(87,111)	(80,448)	(6,663)

Cash used in financing activities	(314,995)	(69,132)	(245,863)

Effect of foreign exchange rate changes on cash and cash equivalents	29,151	15,468	13,683

Net increase in cash, cash equivalents and cash included in funds held for clients	115,906	392,822	(276,916)

5.7.1. Cash Provided by Operating Activities

For Q4 2022, cash provided by operating activities was $488.9 million compared to $526.9 million in Q4 2021, or 15.1% of revenue compared to 17.5% last year.

The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2022	2021	Change

In thousands of CAD

Net earnings	362,362	345,934	16,428

Amortization, depreciation and impairment	121,020	127,619	(6,599)

Other adjustments [1]	12,472	23,620	(11,148)

Cash flow from operating activities before net change in non-cash working capital items	495,854	497,173	(1,319)

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	16,151	(22,756)	38,907

Accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, provisions and long-term liabilities	(12,985)	24,921	(37,906)

Other [2]	(10,159)	27,596	(37,755)

Net change in non-cash working capital items	(6,993)	29,761	(36,754)

Cash provided by operating activities	488,861	526,934	(38,073)

[1]	Comprised of deferred income taxes (recovery) expense, foreign exchange loss, gain on lease terminations and sale of property, plant and equipment, share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

For the three months ended September 30, 2022, cash provided by operating activities was $488.9 million, down $38.1 million for the same period last year due mainly from the net change in non-cash working capital items. The net change in non-cash working capital items of $7.0 million for fiscal 2022 was mostly due to the decrease related to accrued vacation and income tax payments. This was partially offset by the performance-based compensation to our members.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

© 2022 CGI Inc.	Page 44

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

5.7.2. Cash Used in Investing Activities

For Q4 2022, $87.1 million was used in investing activities while $80.4 million was used in the prior year.

The following table provides a summary of the generation and use of cash from investing activities:

For the three months ended September 30,	2022	2021	Change

In thousands of CAD

Business acquisitions	496	(4,496)	4,992

Purchase of property, plant and equipment	(38,243)	(31,992)	(6,251)

Additions to contract costs	(23,990)	(15,201)	(8,789)

Additions to intangible assets	(40,750)	(28,636)	(12,114)

Net change in short-term investments and purchase of long-term investments	15,376	(123)	15,499

Cash used in investing activities	(87,111)	(80,448)	(6,663)

The increase of $6.7 million in cash used in investing activities during the three months ended September 30, 2022 was mainly due to higher investment in our business solutions, contract costs as well as computer equipment to support our growth.

5.7.3. Cash Used in Financing Activities

For the three months ended September 30,	2022	2021	Change

In thousands of CAD

Increase of long-term debt	—	1,851,997	(1,851,997)

Repayment of long-term debt	(67,467)	(1,845,702)	1,778,235

Settlement of derivative financial instruments	6,258	(6,992)	13,250

Payment of lease liabilities	(41,074)	(38,845)	(2,229)

Repayment of debt assumed in a business acquisition	(4,120)	—	(4,120)

Purchase and cancellation of Class A subordinate voting shares	(132,923)	—	(132,923)

Issuance of Class A subordinate voting shares	11,775	9,498	2,277

Net change in client’s funds obligation	(87,444)	(39,088)	(48,356)

Cash used in financing activities	(314,995)	(69,132)	(245,863)

During Q4 2022, we repaid $67.5 million of our long-term debt mainly due to scheduled repayment of the senior unsecured notes in the amount of $64.9 million (US$50.0 million). In addition, we paid $41.1 million of lease liabilities. During Q4 2021, we increased by $1,852.0 million our long-term debt mainly driven by the issuance of senior unsecured notes for an amount of $1,847.3 million and repaid $1,845.7 million of our long-term debt mainly due by the repayment in full of the 2020 Term Loan in the amount of $1,583.5 million (US$1,250.0 million), and the scheduled repayments of senior unsecured notes in the amount of $259.7 million. We also paid $38.8 million of lease liabilities.

During Q4 2022, $132.9 million was used for the purchase for cancellation of 1,260,114 Class A Shares while for the same period last year, we did not purchase Class A Shares for cancellation.

In Q4 2022, we received $11.8 million in proceeds from the exercise of stock options, compared to $9.5 million during the same period last year.

In addition, during Q4 2022, the decrease in net change in client’s funds obligation of $87.4 million and $39.1 million was due to the timing of inflows from our clients and related payments to our clients’ employees and other payees.

© 2022 CGI Inc.	Page 45

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

6.	Eight Quarter Summary

As at and for the three months ended	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020

In millions of CAD unless otherwise noted

Growth

Revenue	3,247.2	3,258.6	3,268.9	3,092.4	3,007.5	3,021.4	3,078.5	3,019.4

Year-over-year revenue growth	8.0%	7.9%	6.2%	2.4%	2.8%	(1.0%)	(1.7%)	(1.2%)

Constant currency year-over-year revenue growth	13.9%	11.5%	10.0%	6.8%	6.4%	3.5%	(1.7%)	(3.6%)

Backlog	24,055	23,238	23,144	23,577	23,059	23,345	23,094	22,769

Bookings	3,636	3,410	3,316	3,604	2,921	3,634	3,892	3,397

Book-to-bill ratio	112.0%	104.7%	101.4%	116.5%	97.1%	120.3%	126.4%	112.5%

Book-to-bill ratio trailing twelve months	108.5%	104.9%	108.7%	115.2%	114.2%	119.5%	112.6%	103.0%

Profitability

Adjusted EBIT[1]	521.7	519.9	523.6	521.5	493.3	476.8	486.3	495.7

Adjusted EBIT margin	16.1%	16.0%	16.0%	16.9%	16.4%	15.8%	15.8%	16.4%

Net earnings	362.4	364.3	372.0	367.4	345.9	338.5	341.2	343.5

Net earnings margin	11.2%	11.2%	11.4%	11.9%	11.5%	11.2%	11.1%	11.4%

Diluted EPS (in dollars)	1.51	1.51	1.53	1.49	1.39	1.36	1.34	1.32

Net earnings excluding specific items[1]	373.1	371.2	374.1	369.4	346.9	339.0	341.9	347.2

Net earnings margin excluding specific items	11.5%	11.4%	11.4%	11.9%	11.5%	11.2%	11.1%	11.5%

Diluted EPS excluding specific items (in dollars)[1]	1.56	1.54	1.53	1.50	1.40	1.36	1.35	1.33

Liquidity

Cash provided by operating activities	488.9	419.2	472.6	484.3	526.9	418.9	572.6	597.5

As a % of revenue	15.1%	12.9%	14.5%	15.7%	17.5%	13.9%	18.6%	19.8%

Days sales outstanding	49	48	42	45	45	44	39	44

Capital structure

Net debt	2,946.9	3,073.0	2,729.7	2,687.9	2,535.9	2,956.6	2,938.7	2,672.5

Net debt to capitalization ratio	28.8%	30.6%	28.7%	27.8%	26.6%	30.9%	30.9%	27.1%

Return on equity	20.9%	21.1%	21.0%	20.3%	19.8%	18.4%	17.2%	16.6%

Return on invested capital	15.7%	15.8%	15.7%	15.3%	14.9%	13.8%	12.8%	12.4%

Balance sheet

Cash and cash equivalents, and short-term investments	972.6	784.1	1,059.4	1,185.7	1,700.2	1,267.1	1,339.8	1,675.1

Total assets	15,175.4	14,916.4	14,475.7	14.704.9	15,021.0	14,599.3	14,719.9	15,271.0

Long-term financial liabilities[2]	3,731.3	3,581.8	3,523.5	3,608.2	3,659.8	3,453.0	3,508.1	3,598.1

[1]

Please refer to sections 3.7. and 3.8.3. of each quarter’s respective MD&A for the reconciliation of non-GAAP financial measures for the quarterly periods of 2021 and 2022. For Fiscal 2021 year ending period, please refer to sections 5.6. and 5.6.1.

[2]	Long-term financial liabilities include the long-term portion of the debt, long-term portion of lease liabilities and the long-term derivative financial instruments.

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. There is seasonality in system integration and consulting work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Managed IT and business process services contracts are affected to a lesser extent by seasonality. Also, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Further, the savings that we generate for a client on a given managed IT and business process services contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

Cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from clients, cash requirements associated with large acquisitions, managed IT and business process

© 2022 CGI Inc.	Page 46

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

services contracts and projects, the timing of the reimbursements for various tax credits, profit sharing payments to members as well as the timing of severance payments related to the integration of our acquisitions.

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our margin as we benefit, as much as possible, from natural hedges.

© 2022 CGI Inc.	Page 47

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

7.	Changes in Accounting Policies

The audited consolidated financial statements for the years ended September 30, 2022 and 2021 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

CHANGE IN ACCOUNTING POLICY- IAS 7 STATEMENT OF CASH FLOWS

In 2022, the IFRS Interpretations Committee finalized its agenda decision that restrictions on the use of demand deposits arising from a contract with a third party do not result in those deposits no longer being cash and cash equivalents when they are available to an entity on demand. Therefore, they should be included in cash and cash equivalents in the statements of cash flows, with disclosure provided on significant cash and cash equivalents balances with restrictions on use.

The Company has retrospectively applied this guidance and included the cash component of funds held for clients as part of cash, cash equivalents and cash included in funds held for clients in its consolidated Statements of Cash Flows, with the 2021 comparative figures adjusted consequently. The Company determined that as it had access to these funds on demand, despite being held solely for the purpose of satisfying the clients’ funds obligations. The cash balance under funds held for clients represents $504.7 millions at September 30, 2022 ($456.5 millions at September 30, 2021). The net changes in the client funds obligations are presented within financing activities, while the purchase and proceeds from the sale of long-term investments are presented within investing activities. This retrospective change in accounting policy does not impact the consolidated balance sheets, statement of earnings, comprehensive income, or changes in equity.

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2021:

IBOR reform with amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16

In August, 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The standard amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

For financial instruments at amortized cost, the standard amendments introduce a practical expedient such that if a change to contractual cash flow occurs as a direct consequence of the interbank offered rates (IBORs) reform and on economically equivalent terms to the previous basis, it will not result in an immediate gain or loss recognition. As for hedge accounting, the practical expedient allows hedge instrument relationships directly affected by the reform to continue. However, additional ineffectiveness might need to be recorded.

The Company has financial instruments exposed to the 1 month USD Libor rate, which is planned to expire in June 2023. As at September 30, 2022, the only instruments with a maturity date subsequent to June 2023 directly impacted by the IBORs reform are the unsecured committed term loan credit facility and the related cross-currency interest rate swaps (the hedging instruments) expiring in December 2023.

The Company is currently managing the process to transition the existing impacted agreements to an alternative rate.

The implementation of these standard amendments resulted in no impact on the Company’s audited consolidated financial statements.

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments are effective as of October 1, 2022 for the Company.

© 2022 CGI Inc.	Page 48

Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

Onerous contracts – Cost of Fulfilling a Contract - Amendments to IAS 37

In May, 2020, the IASB amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The standard amendments clarify that for assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental cost of fulfilling that contract and an allocation of other costs that relates directly to fulfilling the contract.

The implementation of these standard amendments will result in no significant impact on the Company’s audited consolidated financial statements.

The following standards amendments have been issued and will be effective as of October 1, 2023 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its audited consolidated financial statements.

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

In January, 2020, the IASB amended IAS 1 Presentation of Financial Statements. The standard amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period which only impacts the presentation of liabilities in the balance sheet. The classification is unaffected by expectations about whether the Company will exercise its right to defer settlement of a liability.

Disclosure of Accounting Policy Information – Amendments to IAS 1 and IFRS Practice Statement 2

In February, 2021, the IASB amended IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements to require the Company to disclose its material accounting policy information rather than its significant accounting policies.

Definition of Accounting Estimates – Amendments to IAS 8

In February, 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The following standard amendments have been issued and will be effective as of October 1, 2024 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its consolidated financial statements.

Information about long-term debt with covenants – Amendments to IAS 1

In October, 2022, the IASB has issued standard amendments to IAS 1 Presentation of Financial Statements that aim to improve the information companies provide about long-term debt with covenants.The standard amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, these standard amendments require a company to disclose information about these covenants in the notes to the financial statements.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the years ended September 30, 2022 and 2021. Certain of these accounting policies, listed below, require management to make accounting estimates and judgements that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the audited consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

The uncertainties around the COVID-19 pandemic required the use of judgements and estimates which resulted in no material impact for the period ended September 30, 2022. The Company will continue to monitor the impact of the development of the COVID-19 pandemic in future reporting periods.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings

		Revenue	Cost of services, selling and administrative	Amortization and depreciation	Net finance costs	Income taxes

Revenue recognition[1]	✓	✓	✓

Goodwill impairment	✓			✓

Right-of-use assets	✓			✓	✓

Business combinations	✓	✓	✓	✓		✓

Income taxes	✓					✓

Litigation and claims	✓	✓	✓

[1]	Affects the balance sheet through accounts receivable, work in progress, provision on revenue-generating contracts and deferred revenue.

Revenue recognition

Relative stand-alone selling price

If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligation based on its relative stand-alone selling price. At least on a yearly basis, the Company reviews its best estimate of the stand-alone selling price which is established by using a reasonable range of prices for the various services and solutions offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.

Business and strategic IT consulting and systems integration services under fixed fee arrangements

Revenue from business and strategic IT consulting and systems integration services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligations within agreed budget and time frames. To the extent that actual labour costs could vary from estimates, adjustments to

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, a provision on revenue-generating contract is recorded.

Goodwill impairment

The carrying value of goodwill is tested for impairment annually or if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis, such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital and actual financial performance compared to planned performance.

The recoverable amount of each segment has been determined based on its value in use calculation, which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding services offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 12 of the audited consolidated financial statements for the years ended September 30, 2022 and 2021. Historically, the Company has not recorded an impairment charge on goodwill.

Right-of-use assets

Estimates of the lease term

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. The Company considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised.

Discount rate for leases

The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment at the lease date. Lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur:

–

a modification in the lease term or a change in the assessment of an option to purchase or terminate the lease, for which the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

–

a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments, for which the lease liability is remeasured by discounting the revised lease payments using the initial discount rate determined when setting up the liability.

In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.

Business combinations

Management makes assumptions when determining the acquisition-date fair value of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates and the useful lives of the assets acquired.

Additionally, management’s judgement is required in determining whether an intangible asset is identifiable and should be recorded separately from goodwill.

Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our audited consolidated financial statements. These changes are recorded as part of the

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, which does not exceed one year. All other subsequent changes are recorded in our consolidated statement of earnings.

Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts such provisions accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following a litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

9.	Integrity of Disclosure

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

CGI’s Audit and Risk Management Committee is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission (SEC). The role and responsibilities of the Audit and Risk Management Committee include: (i) reviewing public disclosure documents containing financial information concerning CGI; (ii) identifying and examining material financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (iii) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (iv) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (v) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (vi) recommending to the Board of Directors the appointment of the external auditor, assessing the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with them; (vii) reviewing related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (viii) reviewing the audit procedures including the proposed scope of the external auditor’s examinations; and (ix) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor’s performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.

The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. As at September 30, 2022, management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at September 30, 2022.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer, and effected by management and other key CGI personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s internal controls over financial reporting as at September 30, 2022, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, management, under the supervision of and with the participation of the Chief Executive Officer as well as the

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

Chief Financial Officer concluded that the Company’s internal controls over financial reporting was effective as at September 30, 2022.

The Company’s assessment and conclusion on the effectiveness of disclosure controls and procedures and internal controls over financial reporting excludes the controls, policies and procedures of Umanis, the control of which was acquired on May 31, 2022. The scope limitation is in accordance with section 3.3(1)(b) of National Instrument 52- 109, which allows an issuer to limit the design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies, and procedures of a business that the issuer acquired not more than 365 days before the end of the financial period in question. Umanis’ results since the acquisition date represented 0.9% of revenue for the year ended September 30, 2022 and constituted 3.9% of total assets as at September 30, 2022.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

10.	Risk Environment

10.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, a number of risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth. The following risks and uncertainties should be considered when evaluating our potential as an investment.

10.1.1. External Risks

We may be adversely affected by volatile, negative or uncertain economic and political conditions and the effects of these conditions on our clients’ businesses and levels of activity.

Economic and political conditions in the markets in which we operate have a bearing upon the results of our operations, directly and through their effect on the level of business activity of our clients. We can neither predict the impact that current economic and political conditions will have on our future revenue, nor predict changes in economic conditions or future political uncertainty. The level of activity of our clients and potential clients may be affected by an economic downturn or political uncertainty. Clients may cancel, reduce or defer existing contracts and delay entering into new engagements and may decide to undertake fewer IT systems projects resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Economic downturns and political uncertainty make it more difficult to meet business objectives and may divert management’s attention and time from operating and growing our business. Our business, results of operations and financial condition could be negatively affected as a result of these factors.

We may be adversely affected by additional external risks, such as terrorism, armed conflict, labour or social unrest, inflation, rising energy and commodity costs, recession, criminal activity, hostilities, disease, illness or health emergencies, natural disasters and climate change and the effects of these conditions on our clients, our business and on market volatility.

Additional external risks that could adversely impact the markets in which we operate, our industry and our business include terrorism, armed conflict, labour or social unrest, inflation, recession, criminal activity, regional and international hostilities and international responses to these hostilities, and disease, illness or health emergencies that affect local, national or international economies. Additionally, the potential impacts of climate change are unpredictable and natural disasters, sea-level rise, floods, droughts or other weather-related events present additional external risks, as they could disrupt our internal operations or the operations of our clients, impact our employee’s health and safety and increase insurance and other operating costs. Climate change risks can arise from physical risks (risks related to the physical effects of climate change), transition risks (risks related to regulatory, legal, technological and market changes from a transition to a low-carbon economy), as well as reputational risks related to our management of climate-related issues and our level of disclosure related to such matters (see Our inability to meet regulatory requirements and/or stakeholders expectations of disclosure, management and implementation of ESG initiatives and standards, could have a material adverse effect on our business). Climate change risk, and/or any of these additional external risks, may affect us or affect the financial viability of our clients leading to a reduction of demand and loss of business from such clients. Each of these risks could negatively impact our business, results of operation and financial condition.

As a result of external risks, such as the current armed conflict in the Ukraine, inflation, and rising energy and commodity costs, global equity and capital markets may experience significant volatility and weakness. The duration and impact of these events are unknown at this time, nor is the impact on our operations and the market for our securities.

Prolonged periods of inflation could increase our costs and impact our profitability, which could have a material adverse effect on our business and financial condition.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

High levels of inflation may subject us to significant cost pressures and lead to market volatility. As a result, governments may adopt initiatives to combat inflation (for example, raising benchmark interest rate), thus increasing our cost of borrowing and decreasing the liquidity of capital markets. Our clients may have difficulty budgeting for external IT services or delay their payment for services provided. High inflation can lead to increased costs of labor and our employee compensation expenses. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases, and there is no assurance that our revenues will increase at the same rate to maintain the same level of profitability. Our inability or failure to do so could harm our business and financial condition.

Pandemics, including the COVID-19 pandemic, have caused, and may in the future cause disruptions in our operations and the operations of our clients (which may lead to increased risk and frequency of cybersecurity incidents), market volatility and economic disruption, which could adversely affect us.

A pandemic, including the COVID-19 pandemic, can create significant volatility and uncertainty and economic disruption.

A pandemic poses the risk that our members, clients, contractors and business partners may be prevented from, or restricted in, conducting business activities for an indefinite period, including due to the transmission of the disease or to emergency measures or restrictions that may be requested or mandated by governmental authorities. The COVID-19 pandemic has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the implementation of border closures, travel bans or restrictions, lock-downs, quarantine periods, vaccine mandates or passports, social distancing, testing requirements, stay-at-home and work-from-home policies and the temporary closure of non-essential businesses. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These emergency measures and restrictions, and future measures and restrictions taken in response to the COVID-19 pandemic or other pandemics, have caused and may continue to cause material disruptions to businesses globally and are likely to have an adverse impact on global economic conditions and consumer confidence and spending, which could materially adversely affect our business. While emergency measures and restrictions in response to the COVID-19 pandemic have been eased or, in certain cases, eliminated, resurgence in new COVID-19 cases, or the emergence and progression of new variants, may cause governmental authorities or companies to strengthen or re-introduce additional emergency measures and restrictions, which could materially adversely affect our business.

A pandemic, including the COVID-19 pandemic, may affect the financial viability of our clients, and could cause them to exit certain business lines, or change the terms on which they are willing to purchase services and solutions. Clients may also slow down decision-making, delay planned work, seek to terminate existing agreements, not renew existing agreements or be unable to pay us in accordance with the terms of existing agreements. As a result of increased remote working arrangements due to a pandemic, the exposure to, and reliance on, networked systems and the internet can increase. This can lead to increased risk and frequency of cybersecurity incidents. Cybersecurity incidents can result from unintentional events or deliberate attacks by insiders or third parties, including cybercriminals, competitors, nation-states, and hacktivists. Any of these events could cause or contribute to risk and uncertainty and could adversely affect our business, results of operations and financial condition.

As a result of the COVID-19 pandemic, global equity and capital markets have experienced and may continue to experience significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic are unknown at this time, as is the efficacy and duration of government and central bank interventions. The extent to which the COVID-19 pandemic impacts our future business, including our operations and the market for our securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak, the availability and effectiveness of vaccines and the speed of their distribution, the actions taken to contain the COVID-19 pandemic, and the actions taken to prevent and treat the COVID-19 pandemic. It is not possible to reliably estimate the length and severity of these developments or the negative impact on our financial results, share price and financial condition in future periods. Many of the risks, uncertainties and other risk factors identified are, and will be, amplified by the COVID-19 pandemic. While we have implemented business continuity plans and taken additional steps

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

and measures, there can be no assurance that these actions, in response to the COVID-19 pandemic, will succeed in preventing or mitigating the negative impacts of the COVID-19 pandemic on our Company, members, clients, contractors and business partners, which may continue post COVID-19 pandemic.

As a foreign private issuer, we are subject to different U.S. securities laws and rules, which could limit our level of disclosure to investors.

We are a “foreign private issuer” for purposes of U.S. securities laws and, as a result, are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. In particular, we are exempt from the rules and regulations under the U.S. securities laws related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”). We also are exempt from the provisions of Regulation FD under the Exchange Act, which in certain circumstances prohibits the selective disclosure of material non-public information, although we generally attempt to comply with Regulation FD. These exemptions and leniencies may reduce the frequency and scope of information that we disclose relative to the information generally provided by U.S. domestic companies.

It may be difficult to enforce civil liabilities under U.S. securities laws.

The Company is governed by the Business Corporations Act (Quebec) and with its principal place of business in Canada. The enforcement by investors of civil liabilities under the U.S. securities laws may be affected adversely by the fact that we are organized under the laws of Canada, that some or all of our officers and directors may be residents of a foreign country, and that a substantial portion of our assets and those of said persons may be located outside the United States.

10.1.2. Risks Related to our Industry

The markets in which we operate are highly competitive, and we might not be able to compete effectively.

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company’s ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company’s competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.

Even when a contract is awarded to the Company following a competitive bidding process, we may fail to accurately estimate the resources and costs required to fulfill the contract.

We may not be able to continue developing and expanding service offerings to address emerging business demands and technology trends.

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner nor that we will be able to penetrate new markets successfully. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

As we expand our services and solutions into new markets, we may be exposed to operational, legal, regulatory, ethical, technological and other risks specific to such new markets. These factors may result in pressure on our revenue, net earnings and resulting cash flow from operations.

We may infringe on the intellectual property rights of others.

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client (see Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

We may be unable to protect our intellectual property rights.

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights, or our inability to protect against infringement or unauthorized copying or use, can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We face risks associated with benchmarking provisions within certain contracts.

Some of our managed IT and business process services contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

10.1.3. Risks Related to our Business

We may experience fluctuations in our financial results, making it difficult to predict future results.

Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy growth strategy, but also by a number of other factors, which could cause the Company’s financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and solutions; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty (including as a result of external risks such as climate change or a pandemic), it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI’s agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

Our revenues may be exposed to fluctuations based on our business mix.

The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term managed IT and business process services contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.

Our current operations are international in scope, subjecting us to a variety of financial, regulatory, cultural, political and social challenges.

We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including: (i) currency fluctuations (see We may be adversely affected by currency fluctuations); (ii) the burden of complying with a wide variety of national and local laws (see Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability); (iii) the differences in and uncertainties arising from local business culture and practices; (iv) and political, social and economic instability. Any or all of these risks could impact our global business operations and cause our revenue and/or profitability to decline.

We may not be able to successfully implement and manage our growth strategy.

CGI’s Build and Buy growth strategy is founded on four pillars of growth: first, profitable organic growth through contract wins, renewals and extensions with new and existing clients in our targeted industries; second, the pursuit of new large long-term managed IT and business process services contracts; third, metro market acquisitions; and fourth, large transformational acquisitions.

Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major managed IT and business process services contracts.

Our ability to grow through metro market and transformational acquisitions requires that we identify suitable acquisition targets that we correctly evaluate their potential as transactions that will meet our financial and operational objectives, and that we successfully integrate them into our business. There can, however, be no assurance that we will be able to identify suitable acquisition targets and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.If we are unable to implement our Build and Buy growth strategy, we will likely be unable to maintain our historic or expected growth rates.

We may be unable to integrate new operations, which could impact our ability to achieve our growth and profitability objectives.

The realization of anticipated benefits from mergers, acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, staff reorganization, establishment of controls, procedures and policies, performance of the management team and other personnel of the acquired operations as well as cultural alignment.

The successful integration of new operations arising from our acquisition strategy or from large managed IT and business process services contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities.

Following an acquisition closing date, we may remain reliant on a target’s personnel, good faith, expertise, historical performance, technical resources and information systems, proprietary information and judgment in providing any

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

transitional services. Accordingly, we may continue to be exposed to adverse developments in the business and affairs of parties with whom we contract.

If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

If we are unable to manage the organizational challenges associated with our size, we may not be able to achieve our growth and profitability objectives.

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Material developments regarding our major commercial clients resulting from mergers or business acquisitions could impair our future prospects and growth strategy.

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Legal proceedings could have a material adverse effect on our business, financial performance and reputation.

During the ordinary course of conducting our business, we may be threatened with, and/or become subject or a party to, a variety of litigation or other claims and suits that arise from time to time. These legal proceedings may involve current and former employees, clients, partners, subcontractors, suppliers, competitors, shareholders, government agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions or other litigation. Regardless of the merits of the claims, the cost to defend current and future litigation may be significant, and such matters can be time-consuming and divert management’s attention and resources. The results of litigation, claims and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some or all of these legal disputes may result in materially adverse monetary damages, fines, penalties or injunctive relief against us. While we maintain insurance for certain liabilities, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that can result from these litigations or claims.

Changes in our tax levels, as well as reviews, audits, investigations and tax proceedings or changes in tax laws or in their interpretation or enforcement, could have a material adverse effect on our net income or cash flow.

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities and we are subject to ongoing audits, investigations and tax proceedings in various jurisdictions. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Tax authorities have disagreed and may in the future disagree with our income tax positions and are taking increasingly aggressive positions in respect of income tax positions, including with respect to intercompany transactions.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

Our effective tax rate in the future could be adversely affected by challenges to intercompany transactions, changes in the value of deferred tax assets and liabilities, changes in tax law or in their interpretation or enforcement, changes in the mix of earnings in countries with differing statutory tax rates, the expiration of tax benefits and changes in accounting principles. Tax rates in the jurisdictions in which we operate may change as a result of shifting economic conditions and tax policies.

A number of countries in which the Company does business have implemented, or are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations and the overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions.

Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, our effective tax rate, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses.

Reductions, eliminations or amendments to government sponsored programs from which we currently benefit may have a material adverse effect on our net earnings or cash flow.

We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.

We are exposed to credit risks with respect to accounts receivable and work in progress.

In order to sustain our cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

We face risks associated with early termination of our contractual agreements.

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our revenues and/or earnings and cash flow and may impact the value of our backlog of orders. In addition, a number of our managed IT and business process services contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

We may not be able to successfully estimate the cost, timing and resources required to fulfill our contracts, which could have a material adverse effect on our net earnings.

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term managed IT and business process services contracts, which can be based on a client’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control (such as labour shortages, supply chain or manufacturing disruptions, inflation, and other external risk factors), arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.

We rely on relationships with other providers in order to generate business and fulfill certain of our contracts; if we fail to maintain our relationships with these providers, our business, prospects, financial condition and operating results could be materially adversely affected.

We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to continue to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.

Our profitability may be adversely affected if our partners are unable to deliver on their commitments.

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.

Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties.

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and managed IT and business process services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If we are required to compensate counterparties due to such arrangements and our insurance does not provide adequate coverage, our business, prospects, financial condition and results of operations could be materially adversely affected.

We may not be able to hire or retain enough qualified IT professionals to support our operations.

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient number of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key members who

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

retire or leave the Company and may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

If we fail to retain our key personnel and management, our business could be adversely affected.

The success of our business, in part, depends on the continued employment of certain key personnel and senior management. This dependence is important to our business being that personal relationships are fundamental in obtaining and maintaining client engagements. While our Board of Directors annually reviews our succession plan, if we fail to establish an effective succession plan, or if key personnel or senior management were unable or unwilling to continue employment, our business could be adversely affected until qualified replacements are retained.

We may be unable to maintain our human resources utilization rates.

In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

If the business awarded to us by various U.S. federal government departments and agencies is limited, reduced or eliminated, our business, prospects, financial condition and operating results could be materially and adversely affected.

We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each such U.S. federal government department and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its departments and agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability.

Our global operations require us to be compliant with laws and regulations in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities, antitrust, data privacy, labour relations, and the environment, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. The laws and regulations frequently change and some may impose conflicting requirements which may expose us to penalties for non-compliance and harm our reputation. Furthermore, in some jurisdictions, we may face the absence of

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

effective laws and regulations to protect our intellectual property rights and there may be restrictions on the movement of cash and other assets, on the import and export of certain technologies, and on the repatriation of earnings. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Our business with the U.S. federal government departments and agencies also requires that we comply with complex laws and regulations relating to government contracts. These laws and regulations relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government departments and agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

There can be no assurance that our ethics and compliance practices will be sufficient to prevent violations of legal and ethical standards.

Our employees, officers, directors, suppliers and other business partners are expected to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as with our governance policies and contractual obligations. Failure to comply with such laws, policies and contractual obligations could expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts. While we have developed and implemented strong ethics and compliance practices, including through our Code of Ethics, which must be observed by all of our members, our Third Party Code of Ethics as well as ethics and compliance trainings, there can be no assurance that such practices and measures will be sufficient to prevent violations of legal and ethical standards. Any such failure or violation could have an adverse effect on our business, financial performance and reputation. This risk of improper conduct may increase as we continue to expand globally, with greater opportunities and demands to do more business with local and new partners.

Changes to, and delays or defects in, our client projects and solutions may subject us to legal liability, which could materially adversely affect our business, operating results and financial condition and may negatively affect our professional reputation.

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. While we typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop, we may not always be able to include such provisions and, where we are successful, such provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

We are subject to stringent and changing privacy laws, regulations and standards, information security policies and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could expose us to government sanctions and cause damage to our brand and reputation.

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company is subject to numerous laws and regulations designed to protect information, such as the European Union’s General Data Protection Regulation (GDPR), various laws and regulations in Canada, the U.S. and other countries in which the Company operates governing the protection of health or other personally identifiable information and data privacy. These laws and regulations are increasing in number and complexity and are being adopted and amended with greater frequency, which results in greater compliance risk and cost. The potential financial penalties for non-compliance with these laws and regulations have significantly increased with the adoption of the GDPR. The Company’s Chief Data Protection Officer oversees the Company’s compliance with the laws that protect the privacy of personal

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

information. The Company faces risks inherent in protecting the security of such personal data which have grown in complexity, magnitude and frequency in recent years. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation from our clients and third parties (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

We could face legal, reputational and financial risks if we fail to protect our and/or client data from security incidents or cyberattacks.

The volume, velocity and sophistication of security threats and cyber-attacks continue to grow. This includes criminal hackers, hacktivists, state-sponsored organizations, industrial espionage, employee misconduct, and human or technological errors. The current geopolitical instability has exacerbated these threats, which could lead to increased risk and frequency of security and cybersecurity incidents.

As a global IT and business consulting firm providing services to private and public sectors, we process and store increasingly large amounts of data for our clients, including proprietary information and personal information. Consequently, our business could be negatively impacted by physical and cyber threats, which could affect our future sales and financial position or increase our costs.

An unauthorized disclosure of sensitive or confidential client or member information, including cyber-attacks or other security breaches, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations. These security risks to the Company include potential attacks not only of our own solutions, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties.

The Company’s Chief Security Officer is responsible for overseeing the security of the Company. Any local issue in a business unit could have a global impact on the entire Company, thus visibility and timely escalation on potential issues are key. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by: (i) developing and regularly reviewing policies and standards related to information security, data privacy, physical security and business continuity; (ii) monitoring the Company’s performance against these policies and standards; (iii) developing strategies intended to seek to mitigate the Company’s risks, including through security trainings for all members to increase awareness of potential cyber threats; (iv) implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto, including through access management, security monitoring and testing to mitigate and help detect and respond to attempts to gain unauthorized access to information systems and networks; and (v) working with the industry and governments against cyber threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that our safeguards will detect or prevent the occurrence of material cyber breaches, intrusions or attacks.

We are regularly the target of attempted cyber and other security threats and must continuously monitor and develop our information technology networks and infrastructure to detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security and reputational impact. If security protection does not evolve at the same pace as threats, a growing gap on our level of protection will be created. Technology evolution and global trends like digital transformation, cloud and mobile computing amongst others are disrupting the security operating model, thus security should evolve to address new relevant security requirements and build new capabilities to address the

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

changes. Increasing detection and automated response capabilities are key to improve visibility and contain any negative potential impact. Automating security processes and integrating with IT, business and security solutions could address shortage of technical security staff and avoid introducing human intervention and errors.

Insider or employee cyber and security threats are increasingly a concern for all large companies, including ours. CGI is continuously working to install new, and upgrade its existing, information technology systems and provide member awareness training around phishing, malware, and other cyber risks to ensure that the Company is protected, to the greatest extent possible, against cyber risks and security breaches. While CGI selects third-party vendors carefully, it does not control their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor could adversely affect our ability to deliver solutions and services to our clients and otherwise conduct business.

The Company and certain of its clients, contractors, business partners, vendors and other third parties use open-source services, which can entail risk to end-user security. These open source projects are often created and maintained by volunteers, who do not always have adequate resources and personnel for incident response and proactive maintenance even as their projects are critical to the internet economy. Vulnerabilities discovered in these open source services can be exploited by attackers, which could compromise our system infrastructure and/or lead to a loss or breach of personal and/or proprietary information, financial loss, and other irreversible harm.

While our liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that can result from security breaches, cyber-attacks and other related breaches. As the cyber threat landscape evolves, and CGI and our clients increase our digital footprint, we may find it necessary to make additional significant investments to protect data and infrastructure. Occurrence of any of the aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, in addition to loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.

Damage to our reputation may harm our ability to obtain new clients and retain our existing clients.

CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.

Our inability to meet regulatory requirements and/or stakeholders expectations of disclosure, management and implementation of ESG initiatives and standards, could have an adverse effect on our business.

Perceptions with respect to environmental, social and governance approaches have changed and certain shareholders, investors, clients, members and other stakeholders agree that these issues have become a current and imminent concern. As such, perceptions of our operations held by our stakeholders may depend, in part, on the environmental, social and governance (“ESG”) initiatives and standards that we have chosen to implement, and whether or not we meet them.

Although we actively manage a broad range of ESG matters, including the potential social and environmental impact of our business, there can be no certainty that we will manage such issues effectively, or that we will successfully meet evolving regulation and/or stakeholder expectations, which in turn could affect the Company’s market outlook, brand, reputation, competitiveness and financial outlook. Increased public awareness, regulatory expectations, continuing reforms pertaining to mandatory ESG-related disclosure, and growing concerns about climate change and the global transition to a low carbon economy, create a new and evolving set of compliance risks.

We have set a number of ambitious ESG targets to monitor our ESG performance and align our strategic imperatives. Effective management of these ESG targets is a component of good ESG practices, which are an important measure of

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

corporate performance and value creation. However, our ability to achieve these targets depends on many factors and is subject to many risks that could cause our assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, these targets. Failure to effectively manage and sufficiently report ESG matters could lead to negative business, financial, legal and regulatory consequences for the Company.

Our revenue and profitability may decline and the accuracy of our financial reporting may be impaired if we fail to design, implement, monitor and maintain effective internal controls.

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Future funding requirements may affect our business and growth opportunities and we may not have access to favourable financing opportunities in the future.

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Factors such as capital market disruptions, inflation, recession, political, economic and financial market instability, government policies, central bank monetary policies, and changes to bank regulations, could reduce the availability of capital or increase the cost of such capital. Our ability to raise the required funding depends on prevailing market conditions, the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, rising inflation, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

The inability to service our debt and other financial obligations, or our inability to fulfill our financial covenants, could have a material adverse effect on our business, financial condition and results of operations.

The Company has a substantial amount of debt and significant interest payment requirements. A portion of cash flows from operations goes to the payment of interest on the Company’s indebtedness. The Company’s ability to service its debt and other financial obligations is affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs. In addition, we are party to a number of financing agreements, including our credit facilities, and the indentures governing our senior unsecured notes, which agreements, indentures and instruments contain financial and other covenants, including covenants that require us to maintain financial ratios and/or other financial or other covenants. If we were to breach the covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. Our inability to service our debt and other financial obligations, or our inability to fulfill our financial or other covenants in our financing agreements, could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by interest rate fluctuations.

Although a significant portion of the Company’s indebtedness bears interest at fixed rates, the Company remains exposed to interest rate risk under certain of its credit facilities. If interest rates increase, debt service obligations on the variable rate

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

indebtedness would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially adversely affect the Company’s financial condition and operating results.

We may be adversely affected by the discontinuation of U.S. LIBOR.

Global reform of major interest rate benchmarks is currently underway, including the discontinuation and replacement of the London Interbank Offered Rate (“LIBOR”). The interest rates on U.S. dollar loans under various financing agreements are subject to change when relevant U.S. LIBOR benchmark rates cease to exist. We have certain obligations that are indexed to U.S. LIBOR. As such, we have amended our financing agreements to allow us to reference the Secured Overnight Financing Rate (“SOFR”) as the primary benchmark rate as a fallback in anticipation of the discontinuation of U.S. LIBOR. Because SOFR is fundamentally different from U.S. LIBOR, it is unknown whether SOFR will attain market acceptance as a replacement for U.S. LIBOR and there is no assurance as to how SOFR may perform or that it is a comparable substitute for U.S. LIBOR. As a result, we cannot reasonably predict the potential effect of the establishment of SOFR or other alternative reference rates on our business, financial condition or results of operations.

Changes in the Company’s creditworthiness or credit ratings could affect the cost at which the Company can access capital or credit markets.

The Company and each of the U.S. dollar denominated and Canadian dollar denominated senior unsecured notes received credit ratings. Credit ratings are generally evaluated and determined by independent third parties and may be impacted by events outside of the Company’s control, as well as other material decisions made by the Company. Credit rating agencies perform independent analysis when assigning credit ratings and such analysis includes a number of criteria. Such criteria are reviewed on an on-going basis and are therefore subject to change. Any rating assigned to the Company or to our debt securities may be revised or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Real or anticipated changes in the perceived creditworthiness of the Company and/or in the credit rating of its debt obligations could affect the market value of such debt obligations and the ability of the Company to access capital or credit markets, and/or the cost at which it can do so.

We may be adversely affected by currency fluctuations.

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Our functional and reporting currency is the Canadian dollar. As such, our European, U.S., U.K., Asian and Australian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of operations.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

10.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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Management’s Discussion and Analysis  |  For the years ended September 30, 2022 and 2021

Transfer Agent

Computershare Investor Services Inc.

+1(800) 564-6253

Investor Relations

Kevin Linder

Senior Vice-President, Investor Relations

Telephone: +1(905) 973-8363

kevin.linder@cgi.com

1350 René-Lévesque Boulevard West

25th Floor

Montréal, Quebec

H3G 1T4

Canada

cgi.com

© 2022 CGI Inc.	Page 70